UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Infinity Energy Resources, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	20-3126427
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

11900 College Blvd, Suite 204, Overland Park, KS	66210
(Address of principal executive office)	(Zip Code)

Registrant’s telephone number, including area code           (913) 948-9512

Securities to be registered pursuant to Section 12(b) of the Act:              None

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.0001
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

ITEM 1.	BUSINESS

GENERAL

Infinity Energy Resources, Inc. (“Infinity” or the “Company”) was incorporated as a Colorado corporation in April 1987 and reincorporated as a Delaware corporation in September 2005.  As used in this registration statement, “Infinity,” “we,” “us” and “our” refer collectively to Infinity Energy Resources, Inc., its predecessors and subsidiaries or one or more of them as the context may require.  Infinity is an independent energy company that was engaged in the acquisition, exploration and development of natural gas and oil properties in the United States through our wholly-owned subsidiaries, Infinity Oil and Gas of Texas, Inc. (“Infinity-Texas”) and Infinity Oil & Gas of Wyoming, Inc. (“Infinity-Wyoming”).  We are pursuing an oil and gas exploration opportunity offshore of Nicaragua in the Caribbean Sea.  Infinity previously operated in the Fort Worth Basin of north central Texas and Wyoming and still holds leases in those regions.

From January 1, 2002 through December 31, 2004, we produced natural gas and oil and grew our production through exploration and development drilling exclusively in the Rocky Mountain region. During this period, we completed the drilling of 36 oil and gas wells with a success rate of 75% at our two projects in the Greater Green River Basin. Exploratory wells accounted for 69%, or 25 of the total wells drilled. Beginning in 2005, our primary exploration focus shifted to the Fort Worth Basin in north central Texas. During 2005, 2006 and 2007, we completed the drilling of 29 gas wells in the Fort Worth Basin.  Exploratory wells accounted for 100% of the total wells drilled.

On January 7, 2008, Infinity-Wyoming completed the sale of essentially all of its producing oil and gas properties in Colorado and Wyoming, along with 80% of the working interest owned by it in undeveloped leaseholds in Routt County, Colorado and Sweetwater County, Wyoming to Forest Oil Corporation, a New York corporation (“Forest”).  In addition, concurrent with the sale, on December 27, 2007, Infinity-Texas entered into a Farmout and Acquisition Agreement (“Farmout Agreement”) for certain oil and gas leaseholds owned by Infinity-Texas in Erath County, Texas. The Farmout Agreement provided that Forest would operate and earn a 75% interest in the spacing unit for each well in a 10-well drilling program. If Forest completed the drilling program, Forest Oil would have earned a 50% interest in the approximate 25,000 remaining undeveloped net acres and existing Erath County infrastructure owned by Infinity-Texas. The drilling obligation under the Farmout Agreement was not completed and Infinity-Texas retained its interest. Infinity-Texas retained 100% of its interest in all currently completed wells and 100 acres surrounding each currently completed well however due to non production the domestic acreage may be lost.  For the year end December 31, 2008 we wrote down to zero the remaining value of the Infinity-Texas and Infinity-Wyoming oil and gas assets as they were determined to be uneconomical to operate, and we are focused solely on the development of the Nicaraguan Concessions which is discussed below.

On December 15, 2006, we sold our oilfield services subsidiaries, Consolidated Oil Well Services, Inc. and CIS-Oklahoma, Inc. to Q Consolidated Oil Well Services, LLC, a Delaware limited liability company.

Our corporate office is located at 11900 College Boulevard Suite 204 Overland Park, Kansas 66210. Our telephone number is (913) 948-9512.

Nicaragua

Since 1999, we have pursued an oil and gas exploration opportunity offshore Nicaragua in the Caribbean Sea. Over such time period, we have built relationships with the Instituto Nicaraguense de Energia (“INE”) and undertook the geological and geophysical research that helped us to become one of only six companies qualified to bid on offshore blocks in the first international bidding round held by INE in January 2003.

On March 5, 2009, we signed the contracts relating to our Nicaraguan concessions (the “Nicaraguan Concessions”). We are conducting an environmental study and the development of geological information from reprocessing and additional evaluation of existing 2-D seismic data that was acquired over the concession blocks offshore Nicaragua. We are seeking offers from other industry operators for interests in the acreage in exchange for cash and a carried interest in exploration and development operations or other strategic partnership. The funds raised through the subordinated note transaction described below were used to fund these expenses.  Effective February 16, 2011, we entered into a Fifth Forbearance Agreement (the "Fifth Forbearance")  with Amegy Bank ("Amegy") under which advances of $1,050,000 were approved.  As of December 31, 2010, advances of $454,053 had been made with remaining advances of $595,947 available for 2011 under the Fifth Forbearance.  No assurance can be given that these funds will be sufficient to cover the exploration cost until a partner is found.

We conducted an environmental study and developed geological information from the reprocessing and additional evaluation of existing 2-D seismic data acquired over our Perlas and Tyra concession blocks offshore Nicaragua.  We issued letters of credit totaling approximately $1.0 million for this initial work on the leases.  We commenced significant activity under the initial work plan and are waiting for governmental approval of the environmental study.  We intend to seek joint venture or working interest partners prior to the commencement of any exploratory drilling operations on these concessions.

Infinity-Texas

Infinity-Texas was engaged in the acquisition, exploration, development and production of natural gas in the Fort Worth Basin of north central Texas. This subsidiary is a Delaware corporation with its headquarters located in Overland Park, Kansas.

Infinity-Texas was formed in June 2004 to acquire, explore, develop and produce natural gas from the Barnett Shale formation and other producing formations in the Fort Worth Basin. The Barnett Shale is a marine shale formation that is natural gas bearing at depths believed to range from 1,000 to 8,500 feet and is believed to be ubiquitous across the Fort Worth Basin.

During the year ended December 31, 2008, Infinity Texas property was not cash flowing and operations were scaled back.  The main salt water disposal well was struck by lightning in April, 2009 and we made the decision to cease operations under the force majeure clause of the leases.  Infinity-Texas currently is not operating and it continues to seek potential buyers or operators.  We entered into a contingent sales contract for the Texas based assets in 2010 for $800,000, but the vendors refused to release their liens on the wells in exchange for partial payment and the escrow funds were returned to the buyer. Currently acreage and leases may be lost due to nonproduction.  For the year end December 31, 2008 the remaining value of the Infinity-Texas and Infinity-Wyoming properties were determined to be uneconomical to operate  and as such, were written down to zero as the Company focused solely on the development of the Nicaraguan Concessions.

Infinity-Wyoming

Infinity-Wyoming was engaged in the acquisition, exploration, development and production of natural gas, condensate and crude oil in the Rocky Mountain region in Wyoming and Colorado. This subsidiary is a Wyoming corporation.  On January 7, 2008, Infinity-Wyoming completed the sale of essentially all of its producing oil and gas properties in Colorado and Wyoming, along with 80% of the working interest owned by it in undeveloped leaseholds in Routt County, Colorado and Sweetwater County, Wyoming to Forest.  Following the sale, Infinity-Wyoming had no wells producing crude oil or natural gas and it is inactive.

Revolving Credit Facility and Fifth Forbearance Agreement

On January 10, 2007, we entered into a reserve-based revolving credit facility (the “Revolving Credit Facility”) with Amegy. Under the related loan agreement (the “Loan Agreement”) between us, Infinity-Texas and Infinity-Wyoming (each a wholly-owned subsidiary and together, the “Guarantors”) and Amegy, we could borrow, repay and re-borrow on a revolving basis up to the aggregate sums permitted under the borrowing base, $22,000,000 (reduced to $10,500,000 effective as of August 10, 2007 and subsequently reduced to $3,806,000 effective as of March 26, 2008) and subsequently reduced to $2,900,000 on December 4, 2009. The Revolving Credit Facility had an initial term of two years. Amounts borrowed bear interest at a stated rate of 5.5% at December 31, 2010 and 2009. Interest payments were due on a monthly basis, and principal payments may be required to meet a borrowing base deficiency or monthly borrowing commitment reductions. The borrowing base under the Revolving Credit Facility and the applicable interest rate was subject to adjustment at least once every three months. Amounts borrowed under the Revolving Credit Facility are collateralized by substantially all of the assets of us and our subsidiaries and are guaranteed by our subsidiaries. The Revolving Credit Facility contains certain standard continuing covenants and agreements and requires us to maintain certain financial ratios and thresholds.

We previously entered into four separate forbearance agreements resulting from our breach of certain covenants in the Loan Agreement.  Effective as of February 16, 2011, we entered into the Fifth Forbearance Agreement under the Loan Agreement.  The Fifth Forbearance relates to the breach by us and Guarantors of (i) substantially all financial covenants set forth in Section 8 of the Loan Agreement and (ii) certain covenants set forth in Section 7 of the Loan Agreement (the “Existing Defaults”). Under the Fifth Forbearance, the borrowing base remained the same.  The borrowing base shall not be subject to redetermination by Amegy during the period from January 31, 2010 to December 31, 2011 (the "Forbearance Period"). The borrowing base deficiency must be cured by the end of the Forbearance Period through the sale of assets, refinancing of the loan, or some other means of raising capital.  Under the Fifth Forbearance, Amegy agrees to forebear from exercising any remedies under the Loan Agreement and related loan documents and to waive the Existing Defaults for the Forbearance Period, unless otherwise extended or earlier terminated by Amegy due to a further default under the Loan Agreement.  In connection with the Fifth Forbearance, the maturity date of the Loan Agreement and related note was extended until December 31, 2011.  There can be no assurance that Amegy will extend the maturity date after December 31, 2011.

During the Forbearance Period, the interest rate will continue at the stated rate plus the applicable margin, which is 5.5% at December 31, 2010 and 2009 as set forth under the revolving note, and certain operating and financial limitations remain in place.  In addition, under the Fifth Forbearance Amegy agrees, upon the request of the Company, to issue one or more letters of credit in an amount not to exceed $850,000 as security for the Company’s obligations with respect to the Nicaragua Concessions.

Additional Forbearance Period advances of $1,050,000 were approved with an interest rate of prime plus 2% and the personal guarantee of the Company’s President and Chief Executive Officer for up to $500,000 of the advances.  At December 31, 2010, $232,462 of the advances were personally guaranteed by the Company’s CEO.  As of December 31, 2010, advances of $454,053 had been made with remaining advances of $595,947 available for 2011.

In connection with the Fifth Forbearance, effective February 16, 2011, Infinity granted Amegy a common stock purchase warrant exercisable to purchase 931,561 shares of the Company common stock at a price of $5.01 per share for a ten-year period following the issuance of the warrant.

BUSINESS STRATEGY

Our principal objective is to create stockholder value through the development of our Nicaraguan Concessions. We will seek to commence the geological and geophysical exploration of the Nicaraguan Concessions while also seeking joint venture or working interest partners.

We intend to finance our business strategy through external financing, which may include debt and equity capital raised in public and private offerings, joint ventures, sale of working or other interests, employment of working capital and cash flow from operations, if any, net proceeds from the sales of assets.  Essentially all of our assets serve as collateral under our Amegy credit facility, and as such, any disposition of material assets would require its approval.

EXPLORATION AND PRODUCTION

Nicaragua Oil and Natural Gas Concessions

Preliminary analyses and interpretation of available 2-D seismic data by independent consultants has revealed that the Nica-Tinkham Ridge, the single most important structure in the basin, traverses both of the blocks (Tyra and Perlas) in Infinity’s offshore concessions and controlled the deposition of Eocene and possibly younger reef systems.  Such preliminary analyses have identified four prospects covering a total of over 547 square miles.  The Company’s consultants, Brazilian-based Consultoria em Geologia Geofísica e Informática do Petróleo LTDA (“CGGIP”) and its senior geological consultant, Luciano Seixas Chagas, working in concert with Thompson & Knight Global Energy Services LLC, are building a credible model suggesting that the Eocene geologic zone alone has a potential that hydrocarbons could be present, based upon certain assumptions involving porosity, saturation, recovery and other parameters.  This model is also subject to the complex geology of the region and the fact that the reef system has never been drilled.  While 2-D seismic data is not sufficient to identify or evaluate prospects in the deeper Cretaceous zone, the Company and its consultants continue to believe that Cretaceous, as well as Eocene, hydrocarbons could be present within the Nicaraguan Concessions, although we can offer no assurances in this regard.

These estimates are based upon preliminary conclusions and are subject to further analysis, additional seismic data and interpretation, and various assumptions that cannot be confirmed or disproved until the prospects are drilled. We believe these estimate and model support our long-held belief that the Nicaraguan Concessions have the potential for multiple oil discoveries.  We are seeking to partner with a larger entity that has the resources to assist in the further exploration and development of the concessions.

In April 2011 we filed with the Nicaraguan government an Environmental Impact Assessment ("EIA") covering proposed seismic activities on our Nicaraguan Concessions.  The filing of the EIA will be followed by a comment period during which there will be interaction between us the Ministerio del Ambiente y los Recursos Naturales de Nicaragua, an agency of the Nicaraguan government; and the autonomous regions of Nicaragua that are nearest to the Nicaraguan Concessions.  After the EIA has been formally approved, we expect to be cleared to commence 2-D and 3-D seismic mapping activities in the area.

For the year end December 31, 2008 we wrote down to zero the remaining value of the Infinity-Texas and Infinity-Wyoming oil and gas assets as they were determined to be uneconomic, and we focused solely on the development of the Nicaraguan Concessions.

Customers and Markets

We have no production and no customers.

Competition

We compete in virtually all facets of our businesses with numerous other companies in the oil and gas industry, including many that have significantly greater financial and other resources. Such competitors will be able to pay more for desirable oil and gas leases and to evaluate, bid for, and purchase a greater number of properties than our financial or personnel resources permit.

Our business strategy includes highly competitive oil and natural gas exploration, development and production. We face intense competition from a large number of independent exploration and development companies as well as major oil and gas companies in a number of areas such as:

•	Obtaining financing to pursue our Nicaraguan Concessions;
•	Seeking to acquire the services, equipment, labor and materials necessary to explore, operate and develop those properties.

Many of our competitors have financial and technological resources substantially exceeding those available to us. We cannot be sure that we will be successful in developing and operating profitable properties in the face of this competition.

Government Regulation of the Oil and Gas Industry

In April 2011 we filed with the Nicaraguan government an Environmental Impact Assessment ("EIA") covering proposed seismic activities on our Nicaraguan Concessions.  The filing of the EIA will be followed by a comment period during which there will be interaction between us the Ministerio del Ambiente y los Recursos Naturales de Nicaragua, an agency of the Nicaraguan government; and the autonomous regions of Nicaragua that are nearest to the Nicaraguan Concessions.  After the EIA has been formally approved, we expect to be cleared to commence 2-D and 3-D seismic mapping activities in the area.

General

Infinity’s business is affected by numerous laws and regulations, including, among others, laws and regulations relating to energy, environment, conservation and tax. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and/or criminal penalties, the imposition of injunctive relief or both. Moreover, changes in any of these laws and regulations could have a material adverse effect on our business. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to Infinity, we cannot predict the overall effect of such laws and regulations on our future operations.

The following discussion contains summaries of certain laws and regulations and is qualified as mentioned above.

Federal Regulation of the Sale of Oil and Gas

Various aspects of Infinity’s oil and natural gas operations are regulated by agencies of the federal government. The Federal Energy Regulatory Commission (“FERC”) regulates the transportation of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938 (“NGA”) and the Natural Gas Policy Act of 1978 (“NGPA”). In the past, the federal government has regulated the prices at which oil and gas could be sold. While “first sales” by producers of natural gas and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA in 1978. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act (the “Decontrol Act”). The Decontrol Act removed all NGA and NGPA price and non-price controls affecting wellhead sales of natural gas effective January 1, 1993.

Commencing in April 1992, the FERC issued Order Nos. 636, 636-A, 636-B, 636-C and 636-D (“Order No. 636”), which require interstate pipelines to provide transportation services separate, or “unbundled,” from the pipelines’ sales of gas. Also, Order No. 636 requires pipelines to provide open access transportation on a nondiscriminatory basis that is equal for all natural gas shippers. Although Order No. 636 would not directly regulate Infinity’s production domestic activities if any, FERC has stated that it intends for Order No. 636 to foster increased competition within all phases of the natural gas industry.

Regulation of Operations

Federal oil and gas leases, which are administered by the Bureau of Land Management (“BLM”). Of Infinity-Wyoming’s Pipeline Field acreage at December 31, 2010, approximately 15,000 gross acres are leases that are administered by the BLM. The Piceance Basin Prospect and Sand Wash Prospect acreage also include acreage that is administered by the BLM. Federal leases contain relatively standard terms and require compliance with detailed BLM regulations and orders, which are subject to change. Among other restrictions, the BLM has regulations restricting the flaring or venting of natural gas, and the BLM has proposed to amend such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Under certain circumstances, the BLM may require any company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect Infinity’s financial condition, cash flows and operations if any.

The Minerals Management Service (“MMS”) administers the valuation, payment and reporting for royalties on oil and gas produced from federal leases. The BLM issued a final rule that amended its regulations governing the valuation of gas produced from federal leases. This rule primarily affects the transportation allowance used to value the federal royalty.

Exploration and production operations, if any, of Infinity-Texas and Infinity-Wyoming are subject to various types of regulation at the federal, state, and local levels. These regulations include requiring permits and drilling bonds for the drilling of wells and regulating the location of wells, the method of drilling and casing wells, and the surface use and restoration of properties upon which wells are drilled. Many states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of spacing, plugging and abandonment of such wells. The operation and production, if any, of Infinity-Wyoming’s properties would be subject to the rules and regulations of the Wyoming Oil and Gas Conservation Commission (WYOGCC) and the Colorado Oil and Gas Conservation Commission (COGCC). In addition a portion of the properties are on federal lands and are subject to Onshore Orders 1 and 2, The National Historic Preservation Act (NHPA), National Environmental Policy Act (NEPA) and the Endangered Species Act. The operation and production, if any, of Infinity-Texas’ properties would be subject to the rules and regulations of the Railroad Commission of Texas (RRC).

Additional proposals and proceedings that might affect the oil and gas industry are pending before Congress, the FERC, BLM, MMS, state commissions and the courts. Infinity cannot predict when or whether any such proposals and proceedings may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by various agencies will continue indefinitely.  Infinity may not be in compliance with certain federal, state and local laws, rules and regulations for its domestic properties and this could have a material or significantly adverse effect upon the liquidity, capital expenditures, earnings or competitive position of Infinity.  The Company’s known compliance issues relate to the Texas Railroad Commission regarding administrative filings and renewal permits.

Environmental and Land Use Regulation

Various federal, state and local laws and regulations relating to the protection of the environment affect our operations and costs. The areas affected include:

•	unit production expenses primarily related to the control and limitation of air emissions, spill prevention and the disposal of produced water;

•	capital costs to drill development wells resulting from expenses primarily related to the management and disposal of drilling fluids and other oil and natural gas exploration wastes;

•	capital costs to construct, maintain and upgrade equipment and facilities;

•	operational costs associated with ongoing compliance and monitoring activities; and

•	exit costs for operations that we are responsible for closing, including costs for dismantling and abandoning wells and remediating environmental impacts.

The environmental and land use laws and regulations affecting oil and natural gas operations have been changed frequently in the past, and in general, these changes have imposed more stringent requirements that increase operating costs and/or require capital expenditures in order to remain in compliance. Our business operations are not in compliance with current laws and regulations. Failure to comply with these requirements can result in civil and/or criminal fines and liability for non-compliance, clean-up costs and other environmental damages. It is also possible that unanticipated developments or changes in law could cause us to make environmental expenditures significantly greater than those we currently expect.

The following is a summary discussion of the framework of key environmental and land use regulations and requirements affecting our oil and natural gas exploration, development, production and transportation operations.

Discharges to Waters.  The Federal Water Pollution Control Act of 1972, as amended (the “Clean Water Act”), and comparable state statutes impose restrictions and controls, primarily through the issuance of permits, on the discharge of produced waters and other oil and natural gas wastes into regulated waters and wetlands. These controls have become more stringent over the years, and it is possible that additional restrictions will be imposed in the future, including potential restrictions on the use of hydraulic fracturing. These laws prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and other substances related to the oil and natural gas industry into onshore, coastal and offshore waters without a permit.

The Clean Water Act also regulates storm water discharges from industrial properties and construction activities and requires separate permits and implementation of a storm water management plan establishing best management practices, training, and periodic monitoring. Certain operations are also required to develop and implement “Spill Prevention, Control, and Countermeasure” plans or Facility Response Plans to address potential oil spills.

The Clean Water Act provides for civil, criminal and administrative penalties for unauthorized discharges of oil, hazardous substances and other pollutants. It also imposes substantial potential liability for the costs of removal or remediation associated with discharges of oil or hazardous substances. State laws governing discharges to water also provide varying civil, criminal and administrative penalties and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances into regulated waters.

Oil Spill Regulations.  The Oil Pollution Act of 1990, as amended (the “OPA”), amends and augments oil spill provisions of the Clean Water Act, imposing potentially unlimited liability on responsible parties, without regard to fault, for the costs of cleanup and other damages resulting from an oil spill in U.S. waters. Responsible parties include (i) owners and operators of onshore facilities and pipelines and (ii) lessees or permit tees of offshore facilities.

Air Emissions.  Our operations are subject to local, state and federal regulations governing emissions of air pollution. Administrative enforcement actions for failure to comply strictly with air pollution regulations or permits are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could require us to forego construction, modification or operation of certain air emission sources. Air emissions from oil and natural gas operations also are regulated by oil and natural gas permitting agencies including the MMS, BLM and state agencies.

We may generate wastes, including hazardous wastes that are subject to the federal Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes, although certain oil and natural gas exploration and production wastes currently are exempt from regulation under RCRA. The EPA has limited the disposal options for certain wastes that are designated as hazardous under RCRA (“Hazardous Wastes”). Furthermore, it is possible that certain wastes generated by our historical oil and natural gas operations that are currently exempt from treatment as Hazardous Wastes may in the future be designated as Hazardous Wastes, and therefore be subject to more rigorous and costly operating, disposal and clean-up requirements. State and federal oil and natural gas regulations also provide guidelines for the storage and disposal of solid wastes resulting from the production of oil and natural gas, both on- and off-shore.

Superfund.  Under some environmental laws, such as the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as CERCLA or the Superfund law, and similar state statutes, responsibility for the entire cost of cleanup of a contaminated site, as well as natural resource damages, can be imposed upon any current or former site owners or operators, or upon any party who discharged one or more designated substances (“Hazardous Substances”) at the site, regardless of the lawfulness of the original activities that led to the contamination. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the potentially responsible parties the costs of such action. Although CERCLA generally exempts petroleum from the definition of Hazardous Substances, in the course of our operations we may have generated and may generate wastes that fall within CERCLA’s definition of Hazardous Substances. We may also be an owner or operator of facilities at which Hazardous Substances have been released by previous owners or operators. We may be responsible under CERCLA for all or part of the costs to clean up facilities at which such substances have been released and for natural resource damages. We have not, to our knowledge, been identified as a potentially responsible party under CERCLA, nor are we aware of any prior owners or operators of our properties that have been so identified with respect to their ownership or operation of those properties.

Abandonment and Remediation Requirements.  Federal, state and local regulations provide detailed requirements for the abandonment of wells, closure or decommissioning of production and transportation facilities, and the environmental restoration of operations sites. The Colorado Oil and Gas Conservation Commission, Wyoming Oil and Gas Conservation Commission and the Texas Railroad Commission are the principal state agencies and BLM the primary federal agency responsible for regulating the drilling, operation, maintenance and abandonment of all oil and natural gas wells in the state. State and BLM regulations require operators to post performance bonds.

Potentially Material Costs Associated with Environmental Regulation of Our Oil and Natural Gas Operations.  Significant potential costs relating to environmental and land use regulations associated with our existing properties and operations include those relating to (i) plugging and abandonment of facilities, (ii) clean-up costs and damages due to spills or other releases and (iii) civil penalties imposed for spills, releases or non-compliance with applicable laws and regulations.

Infinity-Texas and Infinity-Wyoming currently own or lease properties that are being used for the disposal of drilling and produced fluids from exploration, development and production of oil and gas. Although these subsidiaries follow operating and disposal practices that they considers appropriate under applicable laws and regulations, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the subsidiaries or on or under other locations where such wastes were taken for disposal. Infinity could incur liability under the Comprehensive Environmental Response, Compensation and Liability Act or comparable state statutes for contamination caused by wastes it generated or for contamination existing on properties it owns or leases, even if the contamination was caused by the waste disposal practices of the prior owners or operators of the properties. In addition, it is not uncommon for landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of produced fluids or other pollutants into the environment.

Title to Properties

Currently domestic acreage and leases may be lost due to nonproduction.  For the year end December 31, 2008 the remaining value of the Infinity-Texas and Infinity-Wyoming properties were determined to be uneconomical to operate  and as such, were written down to zero as the Company focused solely on the development of the Nicaraguan concessions.

Operating Hazards and Insurance

The oil and natural gas business involves a variety of operating risks, such as those described under “Risk Factors.” Infinity was unable to maintain insurance against potential risks and losses.
In addition, pollution and environmental risks are not insured. If a significant accident or other event occurs not covered by insurance, it could adversely affect us.

Employees

On December 31, 2010, Infinity and its subsidiaries had two employees with all salaries deferred.  We also use outside contractors to perform services.

Exploration and Development

We incurred exploration expenditures on our Nicaraguan Concessions in the fiscal years ended December 31, 2010 and 2009 of $510,811 and $680,738, respectively.

ITEM 1A.	RISK FACTORS

We have been unable to comply with certain requirements of our Revolving Credit Facility and may not be able to repay our borrowing base deficiency under the Revolving Credit Facility or satisfy other current liabilities.

Effective as of February 16, 2011, we entered into a Fifth Forbearance under the Loan Agreement.  This agreement relates to the breach by us and Guarantors of (i) substantially all financial covenants set forth in Section 8 of the Loan Agreement and (ii) certain covenants set forth in Section 7 of the Loan Agreement (the “Existing Defaults”). Under this agreement, the borrowing base was not reduced from $2,900,000.  The borrowing base shall not be subject to redetermination by Amegy during the Forbearance Period. The borrowing base deficiency must be cured by the end of the Forbearance Period through the sale of assets, refinancing of the loan, or some other means of raising capital.  Under this Agreement, Amegy agrees to forebear from exercising any remedies under the Loan Agreement and related loan documents and to waive the Existing Defaults for the Forbearance Period, unless otherwise extended or earlier terminated by Amegy due to a further default under the Agreement.  In connection with the Fifth Forbearance, the maturity date of the Loan Agreement and related note was extended until December 31, 2011 and there can be no assurance that Amegy will continue to extend the maturity date.

During the Forbearance Period, the interest rate will continue at the stated rate plus the applicable margin, which is 5.5% at December 31, 2010 and 2009 as set forth under the revolving note, and certain operating and financial limitations remain in place.  In addition, Amegy agrees, upon our request, to issue one or more letters of credit in an amount not to exceed $850,000 as security for our obligations with respect to the Nicaragua Concessions.

Additional Forbearance Period advances of $1,050,000 were approved with an interest rate of prime plus 2% and the personal guarantee of our CEO for up to $500,000 of the advances.  At December 31, 2010, $232,462 of the advances were personally guaranteed by the Company’s CEO.  As of December 31, 2010 advances of $454,053 had been made under the Fifth Forbearance with remaining advances of $595,947 available for 2011.

Should the Company fail to comply with the terms of the Fifth Forbearance Agreement, Amegy would be entitled to impose a default interest rate (prime plus 6.5%) or to declare an event of default, at which point the entire unpaid principal balance of the loan, together with all accrued and unpaid interest and other amounts then owing to Amegy would become immediately due and payable.  Amegy or other creditors may take action to enforce their rights with respect to outstanding obligations, and Infinity may be forced to liquidate.  Because substantially all of the Company’s assets are collateral under the Revolving Credit Facility, if Amegy declares an event of default, it would be entitled to foreclose on and take possession of the Company’s assets.

These matters, as well as the other risk factors related to our liquidity and financial position raise substantial doubt as to our ability to continue as a going concern.  Even after sale of our remaining assets, we will likely be left with significant continuing liquidity concerns.

We have a history of losses and are currently experiencing substantial liquidity problems.

We incurred a net loss in our fiscal years ended December 31, 2010 and 2009 of approximately $3.8 million and $6.9 million, respectively. In addition, we are currently experiencing substantial liquidity problems.  Although we are currently operating under the Fifth Forbearance with Amegy, the current Forbearance Period expires on December, 31, 2011 and under the terms of the Loan Agreement, at such time we are required to repay the approximately $10.2 million borrowing base deficiency.  We do not have the funds to repay such deficiency or to satisfy various other existing debts and obligations.  If we cannot find a satisfactory resolution to our liquidity problems, we may be forced to cease operations and may be required to liquidate.

If we are able to address our immediate liquidity problems, our history of losses may impair our ability to obtain financing for exploration and development and other business activities on favorable terms or at all. It may also impair our ability to attract investors if we attempt to raise additional capital, to grow our business or for other business purposes, by selling additional debt or equity securities in a private or public offering.  If we are unable to obtain additional financing, we may be unable to maintain and develop our properties, including our Nicaraguan Concessions.

We are continuing to negotiate with our creditors and may face additional claims in the future.

We continue to have substantial liabilities, in addition to amounts owed to Amegy, which we are currently unable to pay.  We continue to negotiate with our creditors to mitigate and settle our known liabilities to them or their claims of liabilities and in some cases, to secure releases of liens which have been filed on certain of our properties.  Various suits have been filed to enforce payments of liabilities and we are working to address these suits We may incur additional liabilities if our liquidity situation deteriorates further and may face additional claims from creditors seeking to protect their interests in light of our announcements regarding our financial condition and business plans. We are not able to predict our success in attempting to negotiate with these parties nor the expense related to such negotiations or in defending any litigation related to these claims.  These creditors may take action to force us into bankruptcy involuntarily.  In addition, if we are unable to manage our current liabilities or substantial additional claims are asserted against us, we may be forced to seek protection under the Bankruptcy Code.

If we are unable to obtain lien releases on our Texas properties, a sale may continue to be delayed and will be jeopardized.

Various liens have been filed on properties in Texas.  The presence of these liens has delayed any sale of the Texas properties.  We continue to work with our creditors to mitigate and settle our liabilities and obtain releases for these liens, but we are unable to predict our success in attempting to settle with these parties and obtain releases.  If we are unable to have such liens released it could have a substantial adverse impact on us.

We may be unable to continue to operate due to our inability to obtain supplies and services.

We rely on a number of suppliers for day-to-day operations. We are experiencing delays in our ability to satisfy trade payables. In addition, as creditors react to news of our deteriorating financial situation, we may have further difficulties in obtaining supplies and services on a timely and cost-effective basis, and may be unable to obtain such supplies and services at all.  Our inability to obtain the requisite supplies and services would have a substantial adverse impact on our ability to continue our operations and we could be forced to liquidate.

Our reduced exploration and development activities have caused us to lose certain leases and we may continue to lose substantial acreage.

We have had no exploration and development activities to conserve cash.  We are not actively working on any domestic property.  This has caused us to lose certain leases, and we are likely to continue to lose acreage as our liquidity concerns continue.  If we are unable to resolve our liquidity issues in the near term, these losses could have a material adverse impact on our business, prospects and financial condition.

Our common stock is traded on the Pink Sheets.

Our common stock is traded on the Pink Sheets, which may negatively impact shareholder value, access to capital markets and the liquidity of our common stock.

Our Nicaraguan Concessions and planned future exploration activities are in a country with a developing economy and are subject to the risks of political and economic instability associated with such economies.

Nicaragua has from time to time experienced economic or political instability. We may be materially adversely affected by risks associated with conducting operations in countries with developing economies, including:

• political instability and violence;
• war and civil disturbance;
• acts of terrorism;
• expropriation or nationalization;
• changing fiscal regimes;
• fluctuations in currency exchange rates;
• high rates of inflation;
• underdeveloped industrial and economic infrastructure; and
• unenforceability of contractual rights.
• adherence to the Foreign Corrupt Practice Act by our contractors and/or representatives.

We cannot accurately predict the effect of these factors on our concessions. In addition, legislation in the United States regulating foreign trade, investment and taxation could have a material adverse effect on our financial condition, results of operations and cash flows.

Oil and gas prices are volatile, and declines in prices would hurt our ability to achieve profitable operations.

The carrying value of oil and gas properties will depend heavily on prevailing market prices for oil and gas. We expect the market for oil and gas to continue to be volatile for the foreseeable future.

Various factors beyond our control affect prices of oil and gas, including:

•	worldwide and domestic supplies of oil and gas;

•	political instability or armed conflict in oil or gas producing regions;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil prices;

•	production controls;

•	the price and level of foreign imports;

•	worldwide economic conditions;

•	marketability of production;

•	the level of consumer demand and particularly from rapidly developing countries, such as China and India;

•	the price, availability and acceptance of alternative fuels;

•	the price, availability and capacity of commodity processing and gathering facilities, and pipeline transportation;

•	weather conditions; and

•	actions of federal, state, local and foreign authorities.

These external factors and the volatile nature of the energy markets generally make it difficult to estimate future prices of oil and gas. Significant declines in oil and natural gas prices for an extended period may cause various negative effects on our business, including:

•	further impairing our financial condition, cash flows and liquidity;

•	limiting our ability to finance planned capital expenditures;

•	reducing our revenue, operating income and profitability; and

•	reducing the carrying value of our oil and natural gas properties;

A charge to earnings and book value would occur if there is a further ceiling write-down of the carrying value of our oil and gas properties. Impairments can occur when oil and gas prices are depressed or unusually volatile. Once incurred, a ceiling write-down of oil and gas properties is not reversible at a later date when better industry conditions may exist. We review, on a quarterly basis, the carrying value of our oil and gas properties under the full cost accounting rules of the SEC. Under these rules, costs of proved oil and gas properties may not exceed the present value of estimated future net revenue after giving effect to cash flow from hedges but excluding the future cash out flows associated with settling asset retirement obligations, discounted at 10%, net of taxes.  Application of the ceiling test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter, after giving effect to our cash flow hedge positions, if any, and requires a write-down for accounting purposes if the ceiling is exceeded, even if prices were depressed for only a short period of time.

We recorded an aggregate ceiling write-down of the remaining value of the domestic properties at December 31, 2008. A decrease in oil or gas prices (which continue to remain volatile), an increase in production costs, a decrease in estimated gas production in future periods, or the reclassification of development costs to properties subject to depletion without an increase in associated proved reserves could result in a ceiling write-down during future periods.

Prices may be affected by regional factors.

The prices that we may receive for the natural gas production, if any, from our Wyoming and Texas properties will be determined mainly by factors affecting the regional supply of, and demand for, natural gas, which include the degree to which pipeline and processing infrastructure exists in the region. Regional differences could cause negative basis differentials, which could be significant, between the published indices generally used to establish the price that we receive for regional natural gas production and the actual price that we receive for any natural gas production.

Forward sales and hedging transactions may limit our potential gains or expose us to losses.

To manage our exposure to price risks in the marketing of our natural gas, we have in the past and may in the future enter into fixed price natural gas physical delivery contracts for a portion of our current or future production. These transactions could limit our potential gains if natural gas prices were to rise substantially over the prices established by the contracts. In addition, such transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	the counterparties to our contracts fail to perform under the contracts; or

•	our production costs on the contracted production significantly increase.

Exploration and development of our oil and gas projects will require large amounts of capital which we may not be able to obtain.

We expect that our primary exploration and development activities in Nicaragua will take place only upon us finding a partner.  If we achieve success or are otherwise able to consider future exploration and development of our properties, and especially the Nicaraguan Concessions, we would be required to obtain large amounts of additional capital, subjecting existing shareholders to potential significant dilution.  The terms under which such capital may be available, if at all, may not be on acceptable terms to us.  Our potential sources of financing for these activities in the longer term will be cash availability under credit facilities, if any, and future sales of equity securities or subordinated debt securities.

Future cash flows and the availability of financing are subject to a number of variables, such as:

•	our success in locating and producing new reserves;

•	prices of crude oil and natural gas;

•	the level of production from existing wells; and

•	amounts of necessary working capital and expenses.

Issuing equity securities to satisfy our financing or refinancing requirements could cause substantial dilution to existing stockholders. Debt financing could lead to:

•	all or a substantial portion of our operating cash flow, if any, being dedicated to the payment of principal and interest;

•	an increase in interest expense as the amount of debt outstanding increases or as variable interest rates increase;

•	increased vulnerability to competitive pressures and economic downturns; and

•	restrictions on our operations that may be contained in any contract entered into with lenders.

In order to reduce our capital needs, while continuing development of our oil and gas projects, we could enter into partnerships with another oil and gas company or companies in which we would maintain a carried or reduced working interest in the oil and gas properties. However, this would reduce our ownership and control over the projects and could significantly reduce our future revenue generated from oil and gas production.

Information concerning our reserves, future net cash flow estimates, and potential future ceiling write-downs is uncertain.

As of December 31, 2010 and 2009, we did not have any proved reserves.

As of December 31, 2010, we had approximately $3.1 million invested in unproved oil and gas properties not subject to amortization. During 2011, a portion of the investment in unproved oil and gas properties may be reclassified to the full cost pool subject to depletion and the ceiling test, following our required periodic evaluation of the fair value of our unproved properties. The amount of any such reclassification could be significant. We could be required to write down a portion of the full cost pool of oil and gas properties subject to amortization upon reclassification of the unproved oil and gas property costs.

The oil and gas exploration business involves a high degree of business and financial risk.

The business of exploring for and developing oil and gas properties involves a high degree of business and financial risk. Property acquisition decisions generally are based on assumptions about the quantity, quality, production costs, marketability, and sales price for the acreage or reserves being acquired. Although available geological and geophysical information can provide information about the potential of a property, it is impossible to predict accurately the ultimate production potential, if any, of a particular property or well. Any decision to acquire a property is also influenced by our subjective judgment as to whether we will be able to locate the reserves, drill and equip the wells to produce the reserves, operate the wells economically, and market the production from the wells.

If we commence operations again, they will be dependent upon the availability of certain resources, including drilling rigs, steel casing, water, chemicals, and other materials necessary to support our development plans and maintenance requirements. The lack of availability of one or more of these resources at an acceptable price could have a material adverse affect on our business.

The successful completion of an oil or gas well does not ensure a profit on investment. A variety of factors may negatively affect the commercial viability of any particular well, including:

•	defects in title;

•	the absence of producible quantities of oil and gas;

•	insufficient formation attributes, such as porosity, to allow production;

•	water production requiring disposal; and

•	improperly pressured reservoirs from which to produce the reserves.

In addition, market-related factors may cause a well to become uneconomic or only marginally economic, such as:

•	availability and cost of equipment and transportation for the production;

•	demand for the oil and gas produced; and

•	price for the oil and gas produced.

Our business is subject to operating hazards that could result in substantial losses against which we may not be insured.

The oil and natural gas business involves operating hazards, any of which could cause substantial losses, such as:

•	well blowouts;

•	craterings;

•	explosions;

•	uncontrollable flows of oil, natural gas or well fluids;

•	fires;

•	formations with abnormal pressures;

•	pipeline ruptures or spills; and

•	releases of toxic gas and other environmental hazards and pollution.

As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. This insurance has deductibles or self-insured retentions and contains certain coverage exclusions. Our insurance premiums can be increased or decreased based on the claims we make under insurance policies. The insurance does not cover damages from breach of contract by us or based on alleged fraud or deceptive trade practices. Whenever possible, we obtain agreements from customers that limit our liability; however, insurance and customer agreements do not provide complete protection against losses and risks and losses could occur for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. The Company no longer carries insurance on the domestic properties.  The occurrence of an event that is not covered by insurance would materially harm our business, financial condition and results of operations.

In addition, we may be liable for environmental damage caused by previous owners of property we own or lease. As a result, we may face substantial potential liabilities to third parties or governmental entities that could reduce or eliminate funds available for exploration, development or acquisitions or cause us to incur losses. An event that is not covered by insurance, such as losses resulting from pollution and environmental risks that are not insured, would cause us to incur material losses.

Our future production is contingent on successful exploration, development and acquisitions to establish reserves and revenue in the future.

Our future natural gas and oil production is highly dependent on our level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. Exploration will require significant additional capital expenditures and successful drilling operations. In our current financial situation, we are unable to engage in significant exploration or development efforts or acquisitions of additional properties, and if we are unable to address our liquidity problems and make the necessary capital investment our future operations will be impaired.

Exploratory drilling is an uncertain process with many risks.

Exploratory drilling involves numerous risks, including the risk that we will not find commercially productive natural gas or oil reservoirs. The cost of drilling, completing and operating wells is often uncertain, and a number of factors can delay or prevent drilling operations, including:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	defects in title;

•	compliance with governmental requirements, rules and regulations; and

•	shortages or delays in the availability of drilling rigs, the delivery of equipment and adequately trained personnel.

Our future drilling activities may not be successful, and we cannot be sure of our overall drilling success rate. Unsuccessful drilling activities would result in significant expenses being incurred without any financial gain.

Our business depends on transportation facilities owned by others.

The marketability of future gas production, if any, depends in part on the availability, proximity and capacity of pipeline systems owned by third parties. Generally, we historically have delivered natural gas through gas gathering systems and gas pipelines that we do not own under interruptible or short-term transportation agreements. In the event that we are able to resume production, the transportation of our gas may be interrupted due to capacity constraints on the applicable system, or for maintenance or repair of the system. Our ability to produce and market natural gas on a commercial basis could be harmed by any significant change in the cost or availability of markets, systems or pipelines.

The oil and gas industry is heavily regulated and we must comply with complex governmental regulations.

Federal, state and local authorities extensively regulate the oil and gas industry and the drilling and completion of oil and gas wells. Legislation and regulations affecting the industry are under constant review for amendment or expansion, raising the possibility of changes that may adversely affect, among other things, the pricing and production or marketing of oil and gas. Noncompliance with statutes and regulations may lead to substantial penalties and the overall regulatory burden on the industry increases the cost of doing business and, in turn, decreases profitability. Federal, state and local authorities regulate various aspects of oil and gas drilling, service and production activities, including the drilling of wells through permit and bonding requirements, the spacing of wells, the unitization or pooling of oil and gas properties, environmental matters, safety standards, the sharing of markets, production limitations, plugging and abandonment, and restoration.

Our operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local government authorities. It can be costly to drill, equip and operate a water disposal well. New laws or regulations, or changes to current requirements, could result in our incurring significant additional costs. We could face significant liabilities to government and third parties for discharges of oil, natural gas or other pollutants into the air, soil or water, and we could have to spend substantial amounts on investigations, litigation and remediation.

Although we believe that we are in substantial compliance with all applicable laws and regulations, we cannot be certain that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not harm our business, results of operations and financial condition. Laws and regulations applicable to us include those relating to:

•	land use restrictions;

•	drilling bonds and other financial responsibility requirements;

•	spacing of wells;

•	emissions into the air;

•	unitization and pooling of properties;

•	habitat and endangered species protection, reclamation and remediation;

•	the containment and disposal of hazardous substances, oil field waste and other waste materials;

•	the use of underground storage tanks;

•	the use of underground injection wells, which affects the disposal of water from our wells;

•	safety precautions;

•	the prevention of oil spills;

•	the closure of production facilities;

•	operational reporting; and

•	taxation.

Under these laws and regulations, we could be liable for:

•	personal injuries;

•	property and natural resource damages;

•	releases or discharges of hazardous materials;

•	well reclamation costs;

•	oil spill clean-up costs;

•	other remediation and clean-up costs;

•	plugging and abandonment costs, which may be particularly high in the case of offshore facilities;

•	governmental sanctions, such as fines and penalties; and

•	other environmental damages.

Any noncompliance with these laws and regulations could subject us to material administrative, civil or criminal penalties or other liabilities.

Our operations and facilities are subject to numerous environmental laws, rules and regulations, including laws concerning:

•	the containment and disposal of hazardous substances, oilfield waste and other waste materials;

•	the use of underground storage tanks; and

•	the use of underground injection wells.

Compliance with and violations of laws protecting the environment may become more costly. Sanctions for failure to comply with these laws, rules and regulations, many of which may be applied retroactively, may include:

•	administrative, civil and criminal penalties;

•	revocation of permits; and

•	corrective action orders.

In the United States, environmental laws and regulations typically impose strict liability. Strict liability means that in some situations we could be exposed to liability for cleanup costs and other damages as a result of our conduct, even if such conduct was lawful at the time it occurred, or as a result of the conduct of prior operators or other third parties. Cleanup costs, natural resource damages and other damages arising as a result of environmental laws and regulations, and costs associated with changes in environmental laws and regulations, could be substantial. From time to time, claims have been made against us under environmental laws.

The oil and gas industry is highly competitive.

We operate in the highly competitive areas of oil and natural gas acquisition, exploration, development and production with many other companies. We face intense competition from a large number of independent companies as well as major oil and natural gas companies in a number of areas such as:

•	acquisition of desirable producing properties or new leases for future exploration;

•	marketing our oil and natural gas production;

•	arranging for growth capital on attractive terms; and

•	seeking to acquire or secure the equipment, service, labor, other personnel and materials necessary to explore, operate and develop those properties.

Many of our competitors have financial and technological resources substantially exceeding those available to us. Many oil and gas properties are sold in a competitive bidding process in which we may lack technological information or expertise or financial resources available to other bidders. We cannot be sure that we will be successful in acquiring and developing profitable properties in the face of this competition.

We depend on key personnel.

The loss of key members of our management team, or difficulty attracting and retaining experienced technical personnel, could reduce our competitiveness and prospects for future success. Our success depends on the continued services of our executive officers and a limited number of other senior management and technical personnel. Loss of the services of any of these people could have a material adverse effect on our operations. We do not have employment agreements with any of our executive officers. Our exploratory drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced explorers, engineers and other professionals. Competition for experienced explorers, engineers and some other professionals is extremely intense. If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.

ITEM 2.	FINANCIAL INFORMATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the Consolidated Financial Statements and Notes presented elsewhere in this Registration Statement on Form 10. Infinity follows the full-cost method of accounting for oil and gas properties. See “Summary of Significant Accounting Policies,” included in Note 1 to the Consolidated Financial Statements.

Infinity Energy Resources, Inc. and its subsidiaries, Infinity-Texas and Infinity-Wyoming (collectively, “Infinity” or the “Company”) are engaged in the acquisition, exploration, development and production of natural gas and crude oil in the United States and the acquisition and exploration of oil and gas properties offshore Nicaragua in the Caribbean Sea.

On March 5, 2009 Infinity signed the contracts relating to our Nicaraguan concessions. Infinity has submitted an environmental study and the development of geological information from reprocessing and additional evaluation of existing 2-D seismic data that was acquired over the concession blocks offshore Nicaragua. Infinity is currently seeking offers from other industry operators for interests in the acreage in exchange for cash and a carried interest in exploration and development operations. The funds raised through the subordinated note transaction described below and Forbearance advances from the bank were used to fund these expenses.  No assurance can be given that these funds will be sufficient to cover the exploration and development cost until a partner is found.

On January 7, 2008, Infinity-Wyoming completed the sale of essentially all of its producing oil and gas properties in Colorado and Wyoming, along with 80% of the working interest owned by the Company in undeveloped leaseholds in Routt County, Colorado and Sweetwater County, Wyoming to Forest Oil Corporation, a New York corporation (“Forest”).  The transaction resulted in the sale of approximately 62% of the Company’s proved reserve quantities and 73% of the standardized measure of discounted future net cash flow at that time.  In addition, concurrent with the sale, on December 27, 2007, Infinity-Texas entered into a Farmout and Acquisition Agreement (the “Farmout Agreement”) for certain oil and gas leases owned by Infinity-Texas in Erath County, Texas. The Farmout Agreement provides that Forest would operate and earn a 75% interest in the spacing unit for each well in a 10-well drilling program. If Forest had completed the drilling program, Forest would have earned a 50% interest in the approximate 25,000 remaining undeveloped net acres and existing Erath County infrastructure owned by Infinity-Texas. Infinity-Texas retains 100% of its interest in all previously completed wells and 100 acres surrounding each such completed well.  Forest did not complete the terms of the Farmout and Acquisition Agreement and did not earn any interest in the properties.

For the year end December 31, 2008 the remaining value of the Infinity-Texas and Infinity-Wyoming were written down to zero as such properties were deemed to be uneconomical and the Company focused solely on the development of the Nicaraguan concessions.

We do not have any off-balance sheet debt nor did we have any transactions, arrangements, obligations (including contingent obligations) or other relationships with any unconsolidated entities or other persons that may have material current or future effect on financial conditions, changes in the financial conditions, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenue or expenses.

Liquidity; Going Concern

The Company has had a history of losses.   In addition, the Company has a significant working capital deficit and is currently experiencing substantial liquidity issues.  As also discussed in Note 2 of the Financial Statements, the Company was operating under the Fourth Forbearance Agreement with Amegy Bank, N. A. (“Amegy”) under the Revolving Credit Facility.

The Company entered into the Fifth Forbearance Agreement under the Revolving Credit Facility as a result of the Company’s failure to meet substantially all financial and certain other covenants during 2007, 2008, 2009 and 2010.  Under this Agreement, Amegy agreed to forebear from exercising any remedies under the Revolving Credit Facility, the revolving note and the related loan documents and to temporarily waive the covered events of default through December 31, 2011.  The Company is required to repay the borrowing base deficiency by December 31, 2011 through the sale of assets, refinancing of the loan or some other means of raising capital.  The Company continues to operate under the Fifth Forbearance Agreement and there can be no assurance Amegy will continue under the agreement.

The Company has classified all $10,242,956 outstanding under the Revolving Credit Facility at December 31, 2010 as current liabilities in the accompanying Consolidated Balance Sheets.

We conducted an environmental study and developed geological information from the reprocessing and additional evaluation of existing 2-D seismic data acquired over our Perlas and Tyra concession blocks offshore Nicaragua.  We issued letters of credit totaling $851,550 and entered into a subordinated loan with Off-Shore Finance, LLC, a Nevada limited liability company (“Off-Shore”), in an aggregate amount of $1,275,000 which was released as the Company needed funds for the initial work on the Nicaraguan Concessions. We commenced significant activity under the initial work plan and are waiting for governmental approval of the environmental study.  We intend to seek joint venture or working interest partners prior to the commencement of any exploratory drilling operations on these concessions.

No assurance can be given that funds advanced under the Fifth Forbearance Agreement will be sufficient to cover the exploration cost until a partner is found.

Due to the uncertainties related to these matters, there exists substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

2011 Operational and Financial Objectives

Corporate Activities

On April 14, 2011 the Company announced that it has completed and filed with the Nicaraguan government its Environmental Impact Assessment (“EIA”) covering proposed seismic activities on its 1.4 million-acre oil and gas concessions in the Caribbean Sea offshore Nicaragua.

The filing of the EIA will be followed by a “comment period” during which there will be considerable interaction between Infinity; the Ministerio del Ambiente y los Recursos Naturales de Nicaragua, an agency of the Nicaraguan government; and the autonomous regions of Nicaragua that are nearest the offshore concessions.  Based on conversations with the government, the Company anticipates that this process should be completed within the next 90 days.  Once the EIA has been formally approved, Infinity will be cleared to commence 2-D and 3-D seismic mapping activities in the area.

During this process, Infinity has continued its relationship with the autonomous regions. Management does not expect any major problems gaining approval of our EIA, based upon the previous approval granted Noble Energy, Inc. for its recently completed 3-D seismic mapping program on its oil and gas concessions, which are located adjacent to and east of Infinity’s concessions offshore Nicaragua.

Management has a current business plan that anticipates, subject to sufficient capital availability, Infinity will commence its seismic mapping activities during the fourth quarter of 2011 or in the first quarter of 2012.  The 3-D seismic program will seek to further evaluate the structures that were previously identified with 2-D seismic in the Eocene Zone.  The Company geological consultants have estimated that these Eocene structures may contain recoverable oil in place.  In addition, 3-D seismic should provide our first look at the potential for oil resources in the Cretaceous Zone, which we could not evaluate using less precise 2-D seismic mapping.

We intend to finance our business strategy through external financing, which may include debt and equity capital raised in public and private offerings, joint ventures, sale of working or other interests, employment of working capital and cash flow from operations, if any, net proceeds from the sales of assets.  Essentially all of our assets serve as collateral under our Amegy credit facility, and as such, any disposition of material assets would require its approval.

The Company’s ability to complete these activities is dependent on a number of factors including, but not limited to:

•	The availability of the capital resources required to fund the activity;

•	The availability of third party contractors for completion services; and

•	The approval by regulatory agencies of applications for permits to conduct exploration activities in a timely manner.

Results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009

Net Loss

Infinity incurred a net loss of $3.8 million, or $0.20 per diluted share, in 2010 compared to a net loss of $7 million, or $0.38 per diluted share, in 2009. The change between periods was the result of the items discussed below.

Revenue

Revenue decreased from $.5 million in 2009 to zero in 2010 as the remaining value of the Infinity-Texas and Infinity-Wyoming were written down to zero as such properties were shut in and as the Company focused solely on the development of the Nicaraguan concessions.  The Company continued to produce nominal gas volumes in 2009 prior to the properties being shut-in.

Production and Other Operating Expenses

Oil and gas production expenses continued to accrue due to limited production in 2009. Operating expenses were incurred in 2010 to bring the Texas wells in compliance with State requirements for a potential sell of the property. Off-Shore Finance, LLC had made available working capital of up to $300,000 in 2009 to bring the wells into compliance.  A contingent sales contract for the Texas property was entered into in 2009 and 2010 but could not be closed due to trade vendors unwilling to release liens on the properties for partial settlement of payables.  The Company has substantial doubts that any of the leases are still in force and discontinued efforts to sell the property.

In June 2005, the Company entered into a long-term gas gathering contract for natural gas production from its properties in Erath County, Texas, under which it pays a gathering fee of $0.35 per Mcf gathered. The contract contains minimum delivery volume commitments through December 31, 2011 associated with firm transportation rights. As of December 31, 2010 and 2009, the Company has accrued approximately $1,916,250 for 2010 and $929,208 for 2009 as delivery commitment shortfalls under the contract and is classified as an operating expense.

We have had no domestic exploration and development activities to conserve cash.  We are not actively working on any domestic property.  This has caused us to lose certain leases, and we are likely to continue to lose acreage as our liquidity concerns continue.  If we are unable to resolve our liquidity issues in the near term, these losses could have a material adverse impact on our business, prospects and financial condition.

Production Taxes

Oil and gas production taxes for 2010 decreased to $6,481 from $24,151 in 2009 as a result of the decrease in revenue and production.

General and Administrative Expenses

General and administrative expenses decreased to $0.6 million for 2010, from $2.1 million in the prior year. The decrease was due the Company filing to be a non reporting Company and shutting down the Denver office at the end of 2008.

Depreciation, Depletion, Amortization and Accretion

Infinity recognized depreciation, depletion, amortization and accretion (“DD&A”) expense of approximately $95,000 during 2010, compared to DD&A expense of approximately $88,000 in the prior year. The higher DD&A expense was due higher asset retirement obligations expense.

Ceiling Write-down

For the year end December 31, 2008 the remaining value of the Infinity-Texas and Infinity-Wyoming were written down to zero as such properties were deemed to be uneconomical to operate and the Company focused solely on the development of the Nicaraguan concessions.

Other Income (Expense)

Other income and expense was a net expense of $.6 million in 2010 compared to a net expense of $3 million in the prior year. The change of was principally due the change in the fair value of derivative liabilities from a $1.3 million expense in 2009 to $1.3 million in income in 2010 resulting from fluctuations in the price of the Company's common stock.

Income Tax

Infinity reflected no net tax benefit or expense in 2010 and 2009. The net operating losses generated in those periods increased Infinity’s net deferred tax asset. Due to uncertainty as to the ultimate utilization of the Company’s net deferred tax asset, as of December 31, 2010 and 2009, the Company recorded a full valuation allowance for its net deferred tax asset.

ITEM 3.	PROPERTIES

This section is an explanation and detail of some of the relevant project groupings from our overall inventory of projects and prospects. Our principal focus is our Nicaraguan Concessions, which are located in the Caribbean Sea, offshore Nicaragua. Our prior year’s operations were primarily focused in the Fort Worth Basin of Texas and the Greater Green River and Sand Wash Basins in the Rocky Mountain region.

Nicaragua

Subsequent to being awarded two concessions in 2003, we negotiated a number of key terms and conditions of an exploration and production contract covering the approximate 1.4 million acre Tyra (approximately 823,000 acres in the north) and Perlas (approximately 566,000 acres in the south) concession areas offshore Nicaragua. The contract, which was finalized in May 2006, contemplates an exploration period of up to six years with four sub-phases and a production period of up to 30 additional years (with a potential five-year extension). We have completed and submitted an environmental study and to develop geological information from the reprocessing and additional evaluation of existing 2-D seismic data to be acquired over the Perlas and Tyra concession blocks.  We have not commenced significant activity under the initial work plan, because we have not received the specific requirements associated with the conduct of the environmental study from the responsible governmental agency.

We expect that our exploration offshore Nicaragua will focus on Eocene and Cretaceous Carbonate reservoirs and our management and consultants believe: (i) numerous analogies can be made between the our concession block and production from fractured Cretaceous carbonates in Mexico, Venezuela and Guatemala and (ii) the presence of Cretaceous source rocks onshore Honduras and Nicaragua can be projected into the offshore Caribbean Shelf. We plan to seek offers from industry operators for interests in the acreage in exchange for cash and a carried interest in exploration and development operations. No assurance can be given that any such transactions will be consummated or the terms of such transaction.

Fort Worth Basin

For purposes of presentation, we divide our Fort Worth Basin operations into two main property areas: Erath and Hamilton Counties, Texas and Comanche County, Texas.

Erath and Hamilton Counties, Texas

Infinity- Texas limited production in 2009 in this area, which is located in the southwest portion of the Fort Worth Basin in north central Texas.  There was no production in 2010.  A contingent sales contract for the Texas property was entered into in 2009 and 2010 but could not be closed due to trade vendors unwilling to release liens on the properties for partial settlement of payables.  The Company has substantial doubts that any of the leases are still in force and discontinued all sales efforts.

Comanche County, Texas

Infinity-Texas produced only insignificant amounts of natural gas from the field and has not produced from this field since 2007.  The Company has substantial doubts that any of the leases are still in force and has discontinued all operations.

Greater Green River Basin

For purposes of presentation, we divide our Greater Green River Basin operations into two main property areas: Pipeline Field and Labarge Field.

Pipeline Field

Infinity-Wyoming has not produced from the Pipeline Field since 2007.

Labarge Field

Infinity-Wyoming has not produced from the Labarge field since 2006.

Northwest Colorado

For purposes of presentation, we divide our northwest Colorado operations into two main property areas: Sand Wash Prospect and Piceance Basin Prospect.

Sand Wash Prospect

Infinity-Wyoming has not produced from the Sand Wash Prospect since 2007.

Piceance Basin Prospect

Infinity-Wyoming has not produced from the Piceance Basin Prospect since 2007.

Proved Reserves Reporting

Infinity had no proved reserves as of December 31, 2010 and 2009.

Production, Prices and Production Costs

The following table provides statistical information for the years ended December 31, 2010 and 2009:

	For the Year Ended December 31,
	2010	2009
Production:
Natural gas (MMcf)	-	58.6
Crude oil (thousands of barrels)	-	-
Total (MMcfe)	-	58.6
Financial Data (thousands of dollars):
Total revenue	$-	$520.7
Production expenses	-	1,158.3
Production taxes	-	24.1
Financial Data per Unit ($ per Mcfe):
Total revenue	$-	$8.87
Production expenses	-	19.76
Production taxes	-	.41

Development, Exploration and Acquisition Capital Expenditures

The following table sets forth certain information regarding the costs incurred by Infinity in the purchase of proved and unproved properties and in development and exploration activities of Nicaragua:

	2010	2009
Property acquisition costs
Proved	$-	$-
Unproved	510,811	680,738
Total property acquisition costs	510,811	680,738
Development costs	-	-
Exploration costs	-	-
Total costs	$510,811	$680,738

There were no development, exploration or acquisition costs incurred during 2010 and 2009 on the Company’s domestic properties.

Drilling Activity

The following table sets forth certain information regarding the wells completed during the years indicated. Frequently wells are spud or drilled in one period and completed in a subsequent period. In the table, “gross” refers to the total number of wells in which we have a working interest and “net” refers to gross wells multiplied by our working interest therein.
	2010		2009
	Gross	Net	Gross	Net
Exploratory Wells
Productive	-	-	-	-
Nonproductive	-	-	-	-
Total	-	-	-	-
Development Wells
Service	-	-	-	-
Productive	-	-	-	-
Nonproductive	-	-	-	-
Total	-	-	-	-

Acreage Data

The following table sets forth the gross and net acres of developed and undeveloped oil and gas leases held by Infinity-Texas and Infinity-Wyoming as of December 31, 2010. Developed acreage is acreage assigned to producing wells for the spacing unit of the producing formation.  Domestic acreage may be lost due to nonproduction.  For the year end December 31, 2008 the remaining value of the Infinity-Texas and Infinity-Wyoming were written down to zero due to uneconomical operating conditions and as the Company focused solely on the development of the Nicaraguan concessions.

	Developed Acreage		Undeveloped Acreage
	Gross	Net	Gross	Net

Onshore U.S.	-	-	-	-
Offshore Nicaragua	-	-	1,386,000	1,386,000
Total	-	-	1,386,000	1,386,000

Present Activities

Infinity holds a 100% interest in the Perlas Block(560,000 acres/2,268 km) and Tyra Block (826,000 acres/3,342 km) located in shallow waters offshore Nicaragua  The sub-periods start on the acceptance of the Environmental Impact Study (EIS).  The Company submitted the EIS to the Nicaraguan government on April 14, 2011.  Management anticipates the approval process will be complete within 90 days.

Within 15 days of entering an exploration sub-period, the Company is required to provide an irrevocable guarantee (“Irrevocable Guarantee”) in favor of the Nicaraguan Ministry of Energy, payable in Nicaragua, in an amount equal to the estimated cost of such exploration sub-period, subject to an accumulated credit carry forward for the excess of work performed in the preceding exploration sub-period, as provided in the concession agreements.

Minimum Work Program - Perlas

Block Perlas – Exploration Minimum Work Commitment and Relinquishments
Exploration Period (6 Years)	Duration (Years)	Work Commitment		Relinquishment	Irrevocable Guarantee
Sub-Period 1	2	-	Environmental Impact Study	26km2	$443,100
		-	Acquisition & interpretation of
			333km of new 2D seismic
		-	Acquisition, processing & interpretation of
			667km of new 2D seismic (or equivalent in 3D)
Sub-Period 2	1	-	Acquisition, processing & interpretation of	53km2	$1,356,227
Optional			200km2 of 3D seismic
Sub-Period 3	1	-	Drilling of one exploration well to the	80km2	$10,220,168
Optional			Cretaceous or 3,500m, whichever is shallower
Sub-Period 4	2	-	Drilling of one exploration well to the	All acreage except	$10,397,335
Optional			Cretaceous or 3,500m, whichever is shallower	areas with discoveries
		-	Geochemical analysis

Minimum Work Program - Tyra

Block Tyra – Exploration Minimum Work Commitment and Relinquishments
Exploration Period (6 Years)	Duration (Years)	Work Commitment		Relinquishment	Irrevocable Guarantee
Sub-Period 1	1.5	-	Environmental Impact Study	26km2	$408,450
		-	Acquisition & interpretation of
			667km of existing 2D seismic
		-	Acquisition of 667km of new 2D seismic (or
			equivalent in 3D)
Sub-Period 2	0.5	-	Processing & interpretation of the 667km 2D	40km2	$278,450
Optional			seismic (or equivalent in 3D) acquired in the
			previous sub-period
Sub-Period 3	2	-	Acquisition, processing & interpretation of	160km2	$1,818,667
Optional			250km2 of new 3D seismic
Sub-Period 4	2	-	Drilling of one exploration well to the	All acreage except	$10,418,667
Optional			Cretaceous or 3,500m, whichever is shallower	areas with discoveries
		-	Geochemical analysis

Contractual and Fiscal Terms

Training Program	US $50,000 per year, per block
Area Fee	Yr 1-3	$0.05/hectare
	Yr 4-7	$0.10/hectare
	Yr 8 fwd	$0.15/hectare
Royalties	Recovery Factor	Percentage
	0 – 1.5	5%
	1.5 – 3.0	10%
	>3.0	15%
Natural Gas Royalties	Market value at production	5%
Corporate Tax	Rate no higher than 30%
Social Contribution	3% of the net profit (1.5% for each autonomous region)
Investment Protection	ICSID arbitration
	OPIC insurance

Delivery Commitments

In June 2005, the Company entered into a long-term gas gathering contract for natural gas production from the Company’s properties in Erath County, Texas, under which the Company pays a gathering fee of $0.35 per Mcf gathered. In December 2006, under provisions of the contract, the Company reduced the minimum daily delivery volumes by 50%.

The contract contains minimum delivery volume commitments through June 30, 2015 associated with firm transportation rights. As of December 31, 2010 and 2009, the Company had accrued approximately $929,000, respectively for each year, as delivery commitment shortfalls under the contract.  The Company has no current production to meet the delivery commitments for 2011 to 2015.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 31, 2011, the number and percentage of outstanding shares of common stock beneficially owned by each person known by us to beneficially own more than five percent of such stock. We have no other class of capital stock outstanding.

Security Ownership of Certain Beneficial Owners

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
5% Stockholders (excluding executive officers and directors):
None (1)	-	-

(1)	Based solely on a Schedule 13D, there are no 5% stockholders other than Stanton E. Ross, our Chairman, Chief Executive Officer and President.

The following table sets forth, as of March 31, 2011, the number and percentage of outstanding shares of common stock beneficially owned by each director of the Company, each named officer of the Company, and all our directors and executive officers as a group.  We have no other class of capital stock outstanding.

Security Ownership of Management

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class (2)
Executive Officers & Directors: (1)

Stanton E. Ross (3)	929,200	7.4%
Leroy C. Richie (4)	320,750	2.2%
Daniel F. Hutchins (5)	380,750	2.8%

All officers and directors as a group (3 individuals)	1,630,700	12.4%

(1)	The address of these persons is c/o 8000 West 110th Street, Suite 200, Overland Park, KS 66210.
(2)
The percent of Common Stock owned is calculated using the sum of (A) the number of shares of Common Stock owned and (B) the number of warrants and options of the Beneficial Owner that are exercisable within 60 days, as the numerator, and the sum of (Y) the total number of shares of Common Stock outstanding (18,668,575) and (Z) the number of warrants and options of the Beneficial Owner that are exercisable within 60 days as the denominator

(3)
Mr. Ross’s shares include:  vested options to purchase 340,000 shares of common stock exercisable within 60 days. Mr. Ross has pledged 929,200 common shares and all of his outstanding options to purchase common stock to financial institutions and one individual as collateral for personal loans.  The financial institution notified Mr. Ross that he is in default under a loan that it made to him and that it planned to sell all or part of the pledged shares to satisfy the obligation. It has sold 10,000 shares to date, which is reflected in total in the table.  Mr. Ross does not agree with such action, but has not been able to, and in all likelihood, will not be able to stop such sales in the future.

(4)	Mr. Richie’s total shares include vested options to purchase 320,750 shares of common stock exercisable within 60 days.
(5)	Mr. Hutchins’ total shares include vested options to purchase 180,750 shares of common stock exercisable within 60 days.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names, positions and ages of our directors and executive officers. Our directors were elected by the majority written consent of our stockholders in lieu of a meeting. Our directors are typically elected at each annual meeting and serve for one year and until their successors are elected and qualify. Officers are elected by our board of directors and their terms of office are at the discretion of our board.

Name	Age	Positions and Offices Held

Stanton E. Ross	49	Chairman, President and Chief Executive Officer
Daniel F. Hutchins	55	Director, Chief Financial Officer, Secretary
Leroy C. Richie	69	Director

Stanton E. Ross. From March 1992 to June 2005, Mr. Ross was Infinity’s Chairman and President and served as an officer and director of each of its subsidiaries. He resigned all of these positions with Infinity in June 2005, except Chairman, but was reappointed as Infinity’s President in October 2006. Mr. Ross has served as Chairman, President and Chief Executive Officer of Digital Ally, Inc. (“Digital”) since September 2005. Digital is a publicly held company where common stock is traded on the Nasdaq Capital Market under the symbol DGLY. From 1991 until March 1992, he founded and served as President of Midwest Financial, a financial services corporation involved in mergers, acquisitions and financing for corporations in the Midwest. From 1990 to 1991, Mr. Ross was employed by Duggan Securities, Inc., an investment banking firm in Overland Park, Kansas, where he primarily worked in corporate finance. From 1989 to 1990, he was employed by Stifel, Nicolaus & Co., a member of the New York Stock Exchange, where he was an investment executive. From 1987 to 1989, Mr. Ross was self-employed as a business consultant. From 1985 to 1987, Mr. Ross was President and founder of Kansas Microwave, Inc., which developed a radar detector product. From 1981 to 1985, he was employed by Birdview Satellite Communications, Inc., which manufactured and marketed home satellite television systems, initially as a salesman and later as National Sales Manager.  Mr. Ross devotes such time to the business of the Company as he deems necessary to discharge his fiduciary duties to it.  Mr. Ross estimated that he divided his time equally between Infinity and Digital through the first quarter of 2007.  Thereafter, he has devoted the majority of his time to Digital.  Mr. Ross holds no public company directorships other than with Digital and Infinity currently and for the previous five years.  The Company believes that Mr. Ross’ broad entrepreneurial, financial and business experience and his experience with micro-cap public companies and role as Chairman, President and CEO qualify him to serve as a director.

Daniel F. Hutchins. Mr. Hutchins was appointed to serve as Chief Financial Officer of Infinity effective as of August 13, 2007. Mr. Hutchins was elected as a Director of Digital in December 2007 and serves as Chairman of Digital’s Audit Committee and is its financial expert. He is also a member of Digital's Compensation and Strategic Planning Committees.  Mr. Hutchins, a Certified Public Accountant, is a Principal with the accounting firm of Hutchins & Haake, LLC. He was previously a member of the Advisory Board of Digital Ally. Mr. Hutchins has served as an instructor for the Becker CPA exam with the Keller Graduate School of Management and has over 17 years of teaching experience preparing CPA candidates for the CPA exam. He has 30 years of public accounting experience, including five years with Deloitte & Touche, LLP. He has served on the boards of various non-profit groups and is a member of the American Institute of Certified Public Accountants. Mr. Hutchins earned his Bachelor of Business Administration degree in Accounting at Washburn University in Topeka, Kansas. Mr. Hutchins holds no other public company directorships currently and for the previous five years.  The Company believes that Mr. Hutchins’ significant experience in finance and accounting gives him the qualifications to serve as a director.

Leroy C. Richie.  Since June 1, 1999 Mr. Richie has been a director of Infinity.  Mr. Richie has been the Lead Outside Director of Digital since September 2005.  He is also a member Digital’s Audit and Compensation Committees and is the Chairman of Digital’s Nominating and Governance Committee.  Additionally, Mr. Richie serves as a member of the boards of directors of the following corporations and serves in the additional capacities noted:  OGE Energy Corp., Chairman of the Compensation Committee and a member of the Corporate Governance Committee; RiverSource Funds, member of the board of directors of the mutual fund family managed by Ameriprise Financial, Inc., Vibration Control Technologies, LLC, Great Lakes Assemblies, LLC and Gulf Shore Assemblies, LLC.  Since 2004, he has been of counsel to the Detroit law firm of Lewis & Munday, P.C.  From September 2000 to November 2004, he was Chairman and Chief Executive Officer of Q Standards World Wide, Inc.  From April 1999 to August 2000, he was President of Capitol Coating Technologies, Inc.  Mr. Richie was formerly Vice President of Chrysler Corporation and General Counsel for automotive legal affairs, where he directed all legal affairs for that company’s automotive operations from 1986 until his retirement in 1997.  Before joining Chrysler, he served as director of the New York office of the Federal Trade Commission.  Mr. Richie received a B.A. from City College of New York, where he was valedictorian, and a J.D. from the New York University School of Law, where he was awarded an Arthur Garfield Hays Civil Liberties Fellowship.  The Company believes that Mr. Richie’s extensive experience as a lawyer and as an officer or director of public companies gives him the qualifications and skills to serve as a director.

There is no family relationship between any of our directors, director nominees and executive officers.

ITEM 6.	EXECUTIVE COMPENSATION

The following table shows compensation paid, accrued or awarded with respect to our named executive officers during the years indicated, all compensation after 2008 is accrued but not paid:

2010 Summary Compensation Table (1)
Name and Principal Position (2)	Year	Salary ($)	Bonus ($) (4)	Stock Awards ($)	Option Awards ($)	Non Equity Incentive Plan Compensation ORRI (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Stanton Ross	2010	$100,000							$100,000
CEO	2009	$100,000			$57,085	$286,929			$444,014
Daniel F Hutchins	2010	$100,000						$142,117	$242,117
CFO	2009	$100,000			$35,678	$223,167		$175,990	$534,835

(1)
Due to the financial condition of the Company, Mr. Ross has deferred the receipt of his salary since January 2009. As of December 31, 2010, a total of $135,208 of salary has accrued.  $64,792 of deferred salary was to exercise 249,200 shares at $0.26 in July 2010.

(2)
Mr. Hutchins began serving the Company as Vice President, Chief Financial Officer in August 2007. Mr. Hutchins is compensated $100,000 per year.  Since January 2009 he has deferred his compensation, which totaled $200,000 as of December 31, 2010. His other compensation is indirect and consist of services are billed at the CFO firm’s normal standard billing rate plus out-of-pocket expenses.  For the year ending 2010 the Company was billed $142,117 and for the year ended 2009 the Company was billed $175,990.

(3)
On June 6, 2009 the Company entered into a Revenue Sharing Agreement with the officers and directors for services provided.  Infinity assigned to officers and directors a monthly payment (the “RSP”) equal to the revenue derived from one percent (1%) of 8/8ths of Infinity’s share of the hydrocarbons produced at the wellhead from the Concessions.  The RSP shall bear its proportionate share of all costs incurred to deliver the hydrocarbons to the point of sale to an unaffiliated purchaser, including its share of production, severance and similar taxes, and certain additional costs. The RSP shall be paid by the last day of each month based on the revenue received by Infinity from the purchaser of the production during the previous month from the Concessions. The Revenue Agreement does not create any obligation for Infinity to maintain or develop the Concessions, and does not create any rights in the Concessions for officers and directors.

Compensation Policies and Objectives

We structure compensation for executive officers, including the named executive officers, to drive performance, to accomplish both our short-term and long-term objectives, and to enable us to attract, retain and motivate well qualified executives by offering competitive compensation and by rewarding superior performance. We also seek to link our executives’ total compensation to the interests of our shareholders. To accomplish this, our board of directors relies on the following elements of compensation, each of which is discussed in more detail below:

•	salary;

•	annual performance-based cash awards;
•	equity incentives in the form of stock and/or stock options; and
•	other benefits.

Our board of directors believes that our executive compensation package, consisting of these components, is comparable to the compensation provided in the market in which we compete for executive talent and is critical to accomplishing our recruitment and retention aims.

In setting the amounts of each component of an executive’s compensation and considering the overall compensation package, the Committee generally considers the following factors:

Benchmarking—For executive officers, the board of directors considers the level of compensation paid to individuals in comparable executive positions of other oil and gas exploration and production companies of a similar size. The board of directors believes that these companies are the most appropriate for review because they are representative of the types of companies with which we compete to recruit and retain executive talent. The information reviewed by the board of directors includes data on salary, annual and long-term cash incentive bonuses and equity compensation, as well as total compensation.

Internal Equity—The board of directors considers the salary level for each executive officer and each position in overall management in order to reflect their relative value to us.

Individual Performance—The board of directors considers the individual responsibilities and performance of each named executive officer, which is based in part on the board of directors’ assessment of that individual’s performance as well as the evaluation of the individual by the Chief Executive Officer.

All executive officers are eligible for annual cash bonuses and equity incentive awards that reinforce the relationship between pay and performance by conditioning compensation on the achievement of the Company’s short- and long-term financial and operating goals, including operating profits, reserve finding costs, and growth in the Company’s daily oil and gas production and estimated proved, probable and possible recoverable oil and gas reserves.

Components of Executive Compensation

The following provides an analysis of each element of compensation, what each element is designed to reward and why the board of directors chose to include it as an element of our executive compensation.

Salaries

Salaries for executive officers are intended to incentivize the officers to focus on executing the Company’s day-to-day business and are reviewed annually. Changes are typically effective in April of each year and are based on the factors discussed above. Compensation arrangements with Mr. Hutchins were determined through arms-length negotiations.

Annual Bonuses

The awarding of annual bonuses to executives is at the Committee’s discretion. The objective of the annual bonus element of compensation is to align the interest of executive officers with the achievement of superior Company performance for the year and also to encourage and reward extraordinary individual performance. In light of the Company’s operating results for 2010, the Committee determined that it was appropriate to withhold annual bonuses from all executive officers for 2010.

Stock Options

Including an equity component in executive compensation closely aligns the interests of the executives and our shareholders and rewards executives consistent with shareholder gains. Stock options produce value for executives only if our stock price increases over the exercise price, which is set at the market price on the date of grant. Also, through vesting and forfeiture provisions, stock options serve to encourage executive officers to remain with the Company. Awards made other than pursuant to the annual equity grants are typically made to newly hired or recently promoted employees.

In determining the stock option grants for Messrs. Ross and Hutchins, the Committee considered the number of options previously granted that remained outstanding, the number and value of shares underlying the options being granted and the related effect on dilution. The Committee also took into account the number of shares that remained available for grant under our stock incentive plans. Awards were made to key employees, with weighted distribution toward individuals with the greatest responsibilities.  Messrs. Ross and Hutchins were granted 200,000 and 175,000 options, respectively, in February 2011. Further, in April 2009 Messrs. Ross and Hutchins were granted 249,200 and 155,750 options, respectively.  Information regarding all outstanding equity awards as of December 31, 2010 for the named executive officers is set forth below in the “Outstanding Equity Awards at Fiscal Year End” table.

Other Elements of Executive Compensation

We have not provided cash perquisites to our executive officers given our limited funds.

On June 6, 2009 the Company entered into a Revenue Sharing Agreement with the officers and directors for services provided.  Infinity assigned to officers and directors a monthly payment (the “RSP”) equal to the revenue derived from one percent (1%) of 8/8ths of Infinity’s share of the hydrocarbons produced at the wellhead from the Concessions.  The RSP shall bear its proportionate share of all costs incurred to deliver the hydrocarbons to the point of sale to an unaffiliated purchaser, including its share of production, severance and similar taxes, and certain additional costs. The RSP shall be paid by the last day of each month based on the revenue received by Infinity from the purchaser of the production during the previous month from the Concessions. The Revenue Agreement does not create any obligation for Infinity to maintain or develop the Concessions, and does not create any rights in the Concessions for officers and directors.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or United of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Ross (1)	60,000			$4.26	06/17/2014
	20,000			$8.50	02/03/2015
	40,000			$7.51	07/18/2015
	50,000			$6.48	05/23/2016
	100,000			$3.97	10/10/2016
	70,000			$3.06	05/17/2017

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or United of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Hutchins (1)		25,000		$2.15	08/21/2017
		155,750		$0.26	04/01/2018

(1)	In February 2011, the following options were issued at an exercise price of $5.25 and will expire on 02/09/2021: Stanton Ross 200,000 shares and Daniel Hutchins 175,000 shares.

DIRECTOR COMPENSATION

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, as the case may be, to each of the Company’s directors during the fiscal years ended December 31, 2010 and 2009.

Name	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ORRI ($)(3)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($) (2)	Total ($)
Leroy C. Richie	2010	$36,000						$36,000
	2009	$37,000			$127,524			$174,024
Robert O. Lorenz (4)	2010	$-						$-
	2009	$9,500						$9,500

(1)
Mr. Richie received no cash compensation in 2010, but has accrued $111,500 for his services on the Board since January 1, 2008.  In February 2011 he was granted 125,000 stock options for his service on the Board. Such options vested immediately, are exercisable at a price of $5.25 per share and will expire on February 9, 2021.  In April 2009 he was granted 155,750 stock options that vested immediately and are exercisable at a price of $0.26 per share for a ten-year term.

(2)
Mr. Ross’ and Mr. Hutchins’ compensation and option awards are noted in the Executive Compensation table because neither of them received compensation or stock options for their services as a director.

(3)
On June 6, 2009 the Company entered into a Revenue Sharing Agreement with the officers and directors for services provided.  Infinity assigned to officers and directors a monthly payment (the “RSP”) equal to the revenue derived from one percent (1%) of 8/8ths of Infinity’s share of the hydrocarbons produced at the wellhead from the Concessions.  The RSP shall bear its proportionate share of all costs incurred to deliver the hydrocarbons to the point of sale to an unaffiliated purchaser, including its share of production, severance and similar taxes, and certain additional costs. The RSP shall be paid by the last day of each month based on the revenue received by Infinity from the purchaser of the production during the previous month from the Concessions. The Revenue Agreement does not create any obligation for Infinity to maintain or develop the Concessions, and does not create any rights in the Concessions for officers and directors.

(4)	Robert O. Lorenz resigned from his position as a member of the Company’s Board of Directors on March 16, 2009.

Compensation Committee Interlocks and Insider Participation

Leroy C. Richie is the sole member of the Compensation Committee in 2010.  Mr. Richie is not currently and has not ever been an officer or employee of Infinity or its subsidiaries.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The charter for the Company’s Audit Committee includes a requirement for the Audit Committee to review and approve any transaction involving the Company and a related party at least once a year or upon any significant change in the transaction or relationship. For these purposes, a “related party transaction” includes any transaction required to be disclosed pursuant to Item 404 of Regulation S-K.

On June 6, 2009 we entered into a revenue sharing agreement with Messrs. Ross, Richie and Hutchins for services provided.  We assigned to them a monthly payment (the “RSP”) equal to the revenue derived from one percent (1%) of 8/8ths of our share of the hydrocarbons produced at the wellhead from the Nicaraguan Concessions.  The RSP shall bear its proportionate share of all costs incurred to deliver the hydrocarbons to the point of sale to an unaffiliated purchaser, including its share of production, severance and similar taxes, and certain additional costs.  The RSP shall be paid by the last day of each month based on the revenue received by Infinity from the purchaser of the production during the previous month from the Nicaraguan Concessions.  The Revenue Agreement does not create any obligation for Infinity to maintain or develop the Nicaraguan Concessions, and does not create any rights in them for officers and directors

On March 23, 2009, the Company entered into a Securities Purchase Agreement dated effective as of March 23, 2009, with Off-Shore Finance, LLC, a Nevada limited liability company (“Off-Shore”) an accredited investor, to issue a subordinated secured promissory note in the aggregate principal amount of up to $1,275,000 and a one percent (1%) revenue sharing interest with respect to the Company’s Nicaragua concessions in the Tyra and Perlas Blocks, offshore Nicaragua. The managing partner of Off-Shore Finance, LLC and Mr. Hutchins, the CFO of Infinity are business partners in the firm which the company uses for its corporate office.

Under the Revenue Sharing Agreement (the “Revenue Agreement”), Infinity assigned to Off-Shore a monthly payment (the “RSP”) equal to the revenue derived from one percent (1%) of 8/8ths of Infinity’s share of the hydrocarbons produced at the wellhead from the Concessions.  The RSP shall bear its proportionate share of all costs incurred to deliver the hydrocarbons to the point of sale to an unaffiliated purchaser, including its share of production, severance and similar taxes, and certain additional costs. The RSP shall be paid to Off-Shore by the last day of each month based on the revenue received by Infinity from the purchaser of the production during the previous month from the Concessions. The Revenue Agreement does not create any obligation for Infinity to maintain or develop the Concessions, and does not create any rights in the Concessions for Off-Shore. At any time within three (3) years from the date of the Revenue Agreement, Infinity shall have the right to redeem the RSP by paying Off-Shore an amount as follows:  (i) if during the first year of the Revenue Agreement, a sum equal to three (3) times the amount of investor funding by Off-Shore Finance, LLC to Infinity as of December 31, 2009 (the “Funding Amount”); (ii) if during the second year of the Revenue Agreement, a sum equal to five (5) times the Funding Amount; or (iii) if during the third year of the  Revenue Agreement, a sum equal to ten (10) times the Funding Amount.  Upon the redemption of the RSP by Infinity, the Revenue Agreement shall terminate.

The corporate office was located in Denver, Colorado until November 2008 when the Denver office was closed.  The corporate office moved to the business office of the CFO of the Company.  The Company currently does not have any employees and the staff of the interim CFO provides the office services.  These services are billed at the CFO firm’s normal standard billing rate plus out-of-pocket expenses.  For the year ending 2010 the Company was billed $142,117 and for the year ended 2009 the Company was billed $175,990.  The amount due to the CFOs firm for services provided was $323,929 for December 31, 2010 and $183,850 at December 13, 2009.

Under the Fifth Forbearance Agreement, Additional Forbearance Period advances of $1,050,000 were approved with an interest rate of prime plus 2% and the personal guarantee of the Company’s President and Chief Executive Officer for up to $500,000 of the advances. At December 31, 2010, $232,462 of the advances were personally guaranteed by the Company’s CEO.

Our board of directors undertook its annual review of the independence of the directors and considered whether any director had a material relationship with us or our management that could compromise his ability to exercise independent judgment in carrying out his responsibilities.  As a result of this review, the board affirmatively determined that Leroy C. Richie is an “independent director” as such term is used under the rules and regulations of the Securities and Exchange Commission.

In February 2011, we granted options to purchase 50,000 shares of common stock to a partner of Quarles & Brady, LP, our outside legal counsel.  Such options are exercisable at $5.25 per share until February 9, 2021.  In June 2009 it also issued such person options to exercisable to purchase 30,000 shares of common stock at a price of $0.78 per share for a term of ten years.

ITEM 8.	LEGAL PROCEEDINGS

The Company is currently involved in the following material litigation:

Exterran Energy Solutions, L.P. f/k/a Hanover Compression Limited Partnership, filed an action in the District Court of Erath County, Texas, number CV30512, on March 31, 2010 against Infinity Oil and Gas of Texas, Inc., Infinity Energy Resources, Inc., Longhorn Properties, LLC, and Forest Oil Corporation.  Exterran Energy Solutions, L.P. provided certain gas compressor and related equipment pursuant to a Gas Compressor/Production Equipment Master Rental & Servicing Agreement with Infinity dated January 3, 2005 in Erath County, Texas and is claiming breach of contract for failure to pay amounts due.

LDH Gas Development, L.P. filed an action in the District Court of Harris County, Texas, number 201030709, on May 14, 2010 against Infinity Oil and Gas of Texas, Inc.   In May 2005 LDH Gas Development, L.P. entered into a Gas Purchase Agreement with Infinity Oil and Gas of Texas, Inc. In the agreement, LDH agreed to purchase specified quantities of gas from leasehold interests held by Infinity that are located close to LDH’s Gathering System, and is claiming breach of gas purchase agreement for failure to meet minimum quantities of gas.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Principal Market and Price Range of Common Stock

Infinity’s common stock trades on the Pink Sheets under the symbol “IFNY.PK.” The following table sets forth the high and low closing bid prices for Infinity’s common stock as reported by the Pink Sheets. The closing price of the common stock on March 31, 2011 was $2.85 per share. The quotations reflect interdealer bid prices without retail markup, markdown or commission and may not represent actual transactions.

Year Ended December 31, 2010	High	Low
1st Quarter	$2.99	$1.85
2nd Quarter	2.25	1.00
3rd Quarter	1.63	0.70
4th Quarter	1.45	0.75

Year Ended December 31, 2009	High	Low
1st Quarter	$0.54	$0.14
2nd Quarter	0.89	0.25
3rd Quarter	0.84	0.51
4th Quarter	3.30	0.50

Approximate Number of Holders of Common Stock

At December 31 2010, there were approximately 400 stockholders of record of Infinity’s $0.0001 par value common stock and an estimated 400 beneficial holders whose common stock is held in street name by brokerage houses.

Dividends

Holders of common stock are entitled to receive such dividends as may be declared by Infinity’s Board of Directors. Infinity has not declared nor paid and does not anticipate declaring or paying any dividends on its common stock in the near future. Any future determination as to the declaration and payment of dividends will be at the discretion of Infinity’s board of directors and will depend on then-existing conditions, including Infinity’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and such other factors as the board deems relevant. Pursuant to the terms of its Credit Facility, Infinity is prohibited from paying dividends.

Securities Authorized for Issuance under Equity Compensation Plans

In May 2006, the Infinity’s stockholders approved the 2006 Equity Incentive Plan (the “2006 Plan”), under which both incentive and non-statutory stock options may be granted to employees, officers, non-employee directors and consultants. An aggregate of 470,000 shares of the Infinity’s common stock are reserved for issuance under the 2006 Plan. Options granted under the 2006 Plan allow for the purchase of common stock at prices not less than the fair market value of such stock at the date of grant, become exercisable immediately or as directed by the Infinity’s Board of Directors and generally expire ten years after the date of grant. Infinity also has other equity incentive plans with terms similar to the 2006 Plan. As of December 31, 2010, 148,463 shares were available for future grants under all plans.

The following table sets forth certain information regarding the stock option plans adopted by Infinity as of December 31, 2010:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders	903,500	$2.92	146,681
Equity compensation plans not approved by stockholders	500,000	5.25	100,000
Total	1,403,500	$3.75	246,681

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

Infinity had no sales of unregistered securities in the past three years.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Common Stock.

General. Infinity is authorized to issue 75,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001.

Voting Rights. Holders of common stock are entitled to one vote per share on each matter to be decided by the stockholders, subject to the rights of holders of any series of preferred stock that may be outstanding from time to time. Pursuant to the Infinity’s certificate of incorporation, there are no cumulative voting rights in the election of directors. The affirmative vote of 66 2/3% of the outstanding shares of the Infinity’s common stock are required to amend the articles of the Infinity’s certificate of incorporation pertaining to directors, voting requirements, liability of officer and directors and indemnification.

Divided Rights and Limitations. Holders of common stock will be entitled to receive ratably any dividends or distributions that the board of directors may declare from time to time out of funds legally available for this purpose. Dividends and other distributions on common stock are also subject to the rights of holders of any series of preferred stock that may be outstanding from time to time and the Infinity’s ability to declare dividends may be limited by restrictions in the Infinity’s financing arrangements.

Liquidation Rights. In the event of liquidation, dissolution or winding up of the Infinity’s affairs, after payment or provision for payment of all of the debts and obligations and any preferential distribution to holders of shares of preferred stock, if any, the holders of the common stock will be entitled to share ratably in the remaining assets available for distribution.

Miscellaneous. All of the Infinity’s outstanding shares of common stock are validly issued, fully paid and nonassesable. The holders of common stock have no preemptive, subscription, redemption or conversion rights.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

The General Corporation Law of the State of Delaware, under which the Company is organized, permits the inclusion in the certificate of incorporation of a corporation of a provision limiting or eliminating the potential monetary liability of directors to a corporation or its stockholders by reason of their conduct as directors. The provision would not permit any limitation on, or the elimination of, liability of a director for disloyalty to his or her corporation or its stockholders, failing to act in good faith, engaging in intentional misconduct or a knowing violation of the law, obtaining an improper personal benefit or paying a dividend or approving a stock repurchase that was illegal under Delaware law. Accordingly, the provisions limiting or eliminating the potential monetary liability of directors permitted by Delaware law apply only to the “duty of care” of directors, i.e., to unintentional errors in their deliberations or judgments and not to any form of “bad faith” conduct.

The certificate of incorporation of the Company contains a provision which eliminates the personal monetary liability of directors to the extent allowed under Delaware law. Accordingly, a stockholder is able to prosecute an action against a director for monetary damages only if he or she can show a breach of the duty of loyalty, a failure to act in good faith, intentional misconduct, a knowing violation of law, an improper personal benefit or an illegal dividend or stock repurchase, as referred to in the amendment, and not “negligence” or “gross negligence” in satisfying his or her duty of care. Delaware law applies only to claims against a director arising out of his or her role as a director and not, if he or she is also an officer, his or her role as an officer or in any other capacity or to his or her responsibilities under any other law, such as the federal securities laws.

In addition, the Company’s certificate of incorporation and bylaws provide that the Company will indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise. The Company has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements are listed in Item 15 of this Registration Statement on Form 10 and are incorporated by reference in this Item 13.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

(a) Documents filed as part of this Registration Statement on Form 10.

(1)	Our consolidated financial statements are listed on the “Index to Consolidated Financial Statements” on Page F-1 to this report.

(2)	Financial Statement Schedules (omitted because not applicable or not required. Information is disclosed in the notes to the financial statements).

(3)	The following exhibits are filed with this report on Form.

EXHIBITS

Exhibit Number	Description of Exhibits
2.1	Agreement and Plan of Merger between Infinity Energy Resources, Inc. and Infinity, Inc.
3.1	Certificate of Incorporation
3.2	Bylaws
10.1	2004 Stock Option Plan
10.2	2005 Equity Incentive Plan
10.3	2006 Equity Incentive Plan
10.4	Form of Incentive Stock Option for 2006 Equity Incentive Plan
10.5	Form of Nonqualified Stock Option for 2006 Equity Incentive Plan
10.6	Loan Agreement between Infinity Energy Resources, Inc., and Infinity Oil and Gas of Texas, Inc. and Infinity Oil & Gas of Wyoming, Inc. and Amegy Bank N.A., dated effective as of January 9, 2007
10.7	Revolving Promissory Note between Infinity Energy Resources, Inc. and Amegy Bank N.A., dated January 10, 2007
10.8	Nicaraguan Concession - Perlas Prospect
10.9	Nicaraguan Concession - Tyra Prospect
10.10	Forbearance Agreement with Amegy Bank N.A., dated August 31, 2007
10.11	Second Forbearance Agreement with Amegy Bank N.A., dated March 26, 2008
10.12	Third Forbearance Agreement with Amegy Bank N.A., dated October 16, 2008
10.13	First Amendment to Revolving Promissory Note - Amegy Bank, N.A., dated October 16, 2008
10.14	Fourth Forbearance Agreement with Amegy Bank N.A., dated December 4, 2009
10.15	Fifth Forbearance Agreement with Amegy Bank N.A., dated February 16, 2011
10.16	Guarantee of Obligation with Amegy Bank N.A., dated February 16, 2011
10.17	Omnibus Amendment with Amegy Bank N.A., dated February 16, 2011
10.18	Third Amendment to Revolving Promissory Note with Amegy Bank N.A., dated January 31, 2010
10.19	Forbearance Period Advance Promissory Note with Amegy Bank N.A., dated February 16, 2011
10.20	Registration Rights with Amegy Bank N.A., dated February 16, 2011
10.21	Securities Purchase Agreement with Amegy Bank N.A., dated February 16, 2011
10.22	Warrant to Purchase Common Stock with Amegy Bank N.A., dated February 16, 2011
10.23	Subordinate Secured Promissory Note Off-Shore Finance, LLC, dated March 23, 2009
10.24	Securities Purchase Agreement Off-Shore Finance, LLC, dated March 23, 2009
10.25	Revenue Sharing Agreement with Off-Shore Finance, LLC, dated March 23, 2009
10.26	Revenue Sharing Agreement with Officers and Directors, dated June 6, 2009
10.27	Revenue Sharing Agreement with Jeff Roberts, dated September 8, 2009
10.28	Revenue Sharing Agreement with Thompson Knight Global Energy, dated September 8, 2009
21	Subsidiaries of the Registrant
23.1	Consent of Ehrhardt Keefe Steiner & Hottman PC

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Infinity has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINITY ENERGY RESOURCES, INC.

By: /s/ Stanton E. Ross
Stanton E. Ross
Chief Executive Officer

Dated: May 12, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Infinity Energy Resources, Inc. and Subsidiaries
Overland Park, Kansas

We have audited the accompanying consolidated balance sheets of Infinity Energy Resources, Inc. and Subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the two year periods then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over consolidated financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Infinity Energy Resources, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses and has a significant working capital deficit, which raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regards to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ehrhardt Keefe Steiner & Hottman PC
May 9, 2011
Denver, Colorado

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,	December 31,
	2010	2009

ASSETS

Current assets
Cash and cash equivalents	$-	$52,194
Restricted cash	-	158,737
Accounts receivable	2,992	2,992
Prepaid expenses and other	4,333	-
Total current assets	7,325	213,923

Oil and gas properties, using full cost accounting, net of accumulated depreciation, depletion, amortization and ceiling write-down
Proved	-	-
Unproved	3,112,733	2,167,653

Total assets	$3,120,058	$2,381,576

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities
Checks written in excess of cash	$166,419	$-
Current portion of debt	10,242,956	10,010,494
Note payable to vendor	278,022	278,022
Accounts payable	3,423,220	2,870,214
Accrued liabilities	4,469,338	1,994,373
Accrued interest and fees	5,750,103	3,867,829
Current portion of asset retirement obligations	432,027	432,027
Total current liabilities	24,762,085	19,452,959

Long-term liabilities
Asset retirement obligations, less current portion	746,411	650,517
Subordinated note payable to a related party, net of discount of $350,483 and $533,930 for 2010 and 2009, respectively	918,958	613,575
Accrued interest on subordinated note	155,613	79,113
Derivative liabilities	-	1,335,065

Total liabilities	26,583,067	22,131,229

Commitments and contingencies (Note 7)

Stockholders’ equity (deficit)
Preferred stock, par value $.0001, authorized 10,000,000 shares, issued and outstanding 0 (12/31/10) and 0 (12/31/09) shares	-	-
Common stock, par value $.0001, authorized 75,000,000 shares, issued and outstanding 18,668,575 (12/31/10) and 18,419,375 (12/31/09) shares	1,866	1,841
Additional paid-in capital	80,107,816	80,043,049
Accumulated deficit	(103,572,691)	(99,794,543)
Total stockholders’ equity (deficit)	(23,463,009)	(19,749,653)

Total liabilities and stockholders’ equity (deficit)	$3,120,058	$2,381,576

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES
Consolidated Statements of Operations

	For the Years Ended December 31,
	2010	2009

Revenue
Oil and gas sales	$-	$520,753

Operating expenses
Oil and gas production expenses	-	1,158,254
Oil and gas production taxes	-	24,151
Other operating expenses	2,453,431	929,208
General and administrative expenses	639,817	2,186,359
Depreciation, depletion, amortization and accretion	95,894	87,976
Total operating expenses	3,189,142	4,385,948

Operating loss	(3,189,142)	(3,865,195)

Other income (expense)
Interest expense, net of capitalization	(1,939,428)	(1,831,108)
Change in derivative fair value	1,335,065	(1,317,526)
Other	15,357	52,640
Total other income (expense)	(589,006)	(3,095,994)

Net loss	$(3,778,148)	$(6,961,189)

Basic and diluted net loss per share
Net loss	$(.20)	$(.38)

Weighted average shares outstanding-basic and diluted	18,668,575	18,419,375

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
For the Years Ended December 31, 2010 and 2009

			Additional
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity (Deficit)

Balance, December 31, 2008	18,419,375	$1,841	$79,924,558	$(92,833,354)	$(12,906,955)

Stock-based compensation	-	-	118,491	-	118,491

Net loss	-	-	-	(6,961,189)	(6,961,189)

Balance, December 31, 2009	18,419,375	1,841	80,043,049	(99,794,543)	(19,749,653)

Issuance of common stock	249,200	25	64,767	-	64,792

Net loss	-	-	-	(3,778,148)	(3,778,148)

Balance, December 31, 2010	18,668,575	$1,866	$80,107,816	$(103,572,691)	$(23,463,009)

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	For the Years Ended
	December 31,
	2010	2009
Cash flows from operating activities
Net loss	$(3,778,148)	$(6,961,189)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation, depletion and amortization	95,894	87,976
Accretion of debt discount	183,447	103,690
Fair value of overriding royalty interests granted, net of capitalization	-	669,501
Stock-based compensation	-	118,491
Change in fair value of derivative liability	(1,335,065)	1,317,526
Write-off of insurance proceeds receivable	-	159,217
Change in operating assets and liabilities
Decrease in accounts receivable	-	162,042
(Increase) decrease in prepaid expenses and other	(4,333)	7,124
Increase in accounts payable and accrued liabilities (including accrued interest)	4,617,267	3,671,712
Net cash used in operating activities	(220,938)	(663,910)

Cash flows from investing activities
Investment in oil and gas properties	(510,810)	(680,738)
Change in restricted cash	158,737	137,542
Net cash used in investing activities	(352,073)	(543,196)

Cash flows from financing activities
Proceeds from debt and subordinated note payable	354,398	1,247,505
Increase in checks written in excess of cash	166,419	-
Net cash provided by financing activities	520,817	1,247,505

Net decrease in cash and cash equivalents	(52,194)	40,399

Cash and cash equivalents
Beginning	52,194	11,795
Ending	$-	$52,194

Cash paid for taxes	$-	$-
Cash paid for interest	-	-

Supplemental noncash disclosures
ORRI granted to subordinated note holders	$-	$637,620
Noncash capitalized overhead and interest (accrued)	434,270	152,952
Noncash exercise of options	64,792	-
Conversion of accounts payable to vendor note payable	-	278,022

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Note 1 — Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Nature of Operations

Infinity Energy Resources, Inc. and its subsidiaries (collectively, “Infinity” or the “Company”) are engaged in the acquisition, exploration and development of natural gas and crude oil in the United States and the acquisition and exploration of oil and gas properties offshore Nicaragua in the Caribbean Sea.

Basis of Presentation

The consolidated financial statements include the accounts of Infinity Energy Resources, Inc. and its wholly-owned subsidiaries, which include Infinity Oil and Gas of Texas, Inc. (“Infinity-Texas”) and Infinity Oil & Gas of Wyoming, Inc. (“Infinity-Wyoming”).  All significant intercompany balances and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

On March 5, 2009 Infinity signed the contracts relating to its Nicaraguan concessions. Infinity is conducting an environmental study and the development of geological information from reprocessing and additional evaluation of existing 2-D seismic data that was acquired over the concession blocks offshore Nicaragua. Infinity is seeking offers from other industry operators and other third parties for interests in the acreage in exchange for cash and a carried interest in exploration and development operations. The funds raised through the subordinated note transaction described below and Forbearance advances from Amegy Bank, N.A. (“Amegy”) were used to fund these expenses.  No assurance can be given that these funds will be sufficient to cover the exploration and development cost until a partner is found.

On January 7, 2008, Infinity-Wyoming completed the sale of essentially all of its producing oil and gas properties in Colorado and Wyoming, along with 80% of the working interest owned by the Company in undeveloped leaseholds in Routt County, Colorado and Sweetwater County, Wyoming to Forest Oil Corporation, a New York corporation (“Forest”).  The transaction resulted in the sale of approximately 62% of the Company’s proved reserve quantities and 73% of the standardized measure of discounted future net cash flow at that time.  In addition, concurrent with the sale, on December 27, 2007, Infinity-Texas entered into a Farmout and Acquisition Agreement (the “Farmout Agreement”) for certain oil and gas leases owned by Infinity-Texas in Erath County, Texas. The Farmout Agreement provides that Forest would operate and earn a 75% interest in the spacing unit for each well in a 10-well drilling program. If Forest had completed the drilling program, Forest would have earned a 50% interest in the approximate 25,000 remaining undeveloped net acres and existing Erath County infrastructure owned by Infinity-Texas. Infinity-Texas retains 100% of its interest in all previously completed wells and 100 acres surrounding each such completed well.  Forest did not complete the terms of the Farmout and Acquisition Agreement and did not earn any interest in the properties.

For the year end December 31, 2008 the remaining value of Infinity-Texas and Infinity-Wyoming, representing the entire US full cost pool, were written down to zero as they were deemed to be uneconomical to operate.  The Company focused solely on the development of the Nicaraguan concessions.

Going Concern

As reflected in the accompanying Consolidated Statements of Operations, the Company has had a history of losses.   In addition, the Company has a significant working capital deficit and is currently experiencing substantial liquidity issues.  As also discussed in Note 2, the Company was operating under the Fourth Forbearance Agreement with Amegy under the Revolving Credit Facility as of December 31, 2010.

In 2011, the Company entered into the Fifth Forbearance Agreement under the Revolving Credit Facility as a result of the Company’s failure to meet substantially all financial and certain other covenants during 2007, 2008, 2009 and 2010.  Under this Agreement, Amegy agreed to forebear from exercising any remedies under the Revolving Credit Facility, the revolving note and the related loan documents and to temporarily waive the covered events of default through December 31, 2011.  The Company is required to repay the borrowing base deficiency by December 31, 2011 through the sale of assets, refinancing of the loan or some other means of raising capital.  The Company and Amegy continue to operate under the Fifth Forbearance Agreement.

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

The Company has classified all $10,242,956 outstanding under the Revolving Credit Facility at December 31, 2010 as current liabilities in the accompanying Consolidated Balance Sheets.

No assurance can be given that funds advanced under the Fifth Forbearance agreement will be sufficient to cover the exploration cost until a partner is found.

We conducted an environmental study and developed geological information from the reprocessing and additional evaluation of existing 2-D seismic data acquired over our Perlas and Tyra concession blocks offshore Nicaragua.  We issued letters of credit totaling $851,550 for this initial work on the leases.  We commenced significant activity under the initial work plan and are waiting for governmental approval of the environmental study.  We intend to seek joint venture or working interest partners prior to the commencement of any exploratory drilling operations on these concessions.

Due to the uncertainties related to these matters, there exists substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Management Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to the consolidated financial statements include the estimated carrying value of unproved properties, the estimated cost and timing related to asset retirement obligations, the estimated fair value of derivative liabilities, stock based awards and overriding royalty interests, and the realization of deferred tax assets.

Oil and Gas Properties

The Company follows the full cost method of accounting for exploration and development activities. Accordingly, all costs incurred in the acquisition, exploration, and development of properties (including costs of surrendered and abandoned leaseholds, delay lease rentals, dry holes and seismic costs) and the fair value of estimated future costs of site restoration, dismantlement, and abandonment activities are capitalized. Overhead related to exploration and development activities is also capitalized.  In 2009 overhead costs of $214,000 was capitalized and $228,000 in 2010.  Costs associated with production and general corporate activities are expensed in the period incurred.

Depletion of proved oil and gas properties is computed on the units-of-production method, with oil and gas being converted to a common unit of measure based on relative energy content, whereby capitalized costs, as adjusted for estimated future development costs and estimated asset retirement costs, are amortized over the total estimated proved reserve quantities. The costs of wells in progress and unevaluated properties, including directly related seismic costs and any related capitalized interest and capitalized internal costs, are not amortized. On a quarterly basis, such costs are evaluated for inclusion in the costs to be amortized resulting from the determination of proved reserves, impairments, or reductions in value. To the extent that the evaluation indicates these properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. Abandonments of unproved properties are accounted for as an adjustment to capitalized costs related to proved oil and gas properties, with no losses recognized.

Proceeds from the sales of oil and gas properties are accounted for as adjustments to capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income. Expenditures for maintenance and repairs are charged to oil and gas production expense in the period incurred.

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Pursuant to full cost accounting rules, the Company must perform a “ceiling test” each quarter. The ceiling test provides that capitalized costs less related accumulated depletion and deferred income taxes for each cost center may not exceed the sum of (1) the present value of future net revenue from estimated production of proved oil and gas reserves using prices based on the arithmetic mean of the previous 12 months’ first-of-month prices and current costs, including the effects of derivative instruments accounted for as cash flow hedges but excluding the future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet, and a discount factor of 10%; plus (2) the cost of properties not being amortized, if any; plus (3) the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any; less (4) income tax effects related to differences in the book and tax basis of oil and gas properties.  If capitalized costs exceed the ceiling, the excess must be charged to expense and may not be reversed in future periods.  As of December 31, 2010 and 2009, the Company did not have any proved oil and gas properties, and all unproved property costs relate to the Company’s Nicaragua concessions.

Concentration of Credit Risk and Major Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the note payable to Amegy.

The Company’s only asset is the concessions in Nicaragua and the Company expects to be active in Nicaragua for the foreseeable future.  The political climate in Nicaragua could become unstable and subject to radical change over a short period of time.  In the event of a significant negative change in political and economic stability in the vicinity of the Company’s Nicaragua operations, the Company may be forced to abandon or suspend their efforts.

The Company’s only revenue in 2009 was from the Infinity-Texas operations which sold its gas production to one customer.

Derivative Instruments

The Company accounts for derivative instruments or hedging activities under the provisions of ASC 815 (formerly Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities.)  ASC 815 requires the Company to record derivative instruments at their fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges, if any, are recognized in earnings. Changes in the fair value of derivatives that do not qualify for hedge treatment are recognized in earnings.

The purpose of the hedges is to provide a measure of stability to the Company’s cash flows in an environment of volatile oil and gas prices and to manage the exposure to commodity price risk.  As of December 31, 2010 and 2009, the Company had no oil and natural gas derivative arrangements outstanding.

As a result of certain terms, conditions and features included in certain common stock purchase warrants issued by the Company, those warrants are required to be accounted for as derivatives at estimated fair value.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. This method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between financial accounting bases and tax bases of assets and liabilities. The tax benefits of tax loss carryforwards and other deferred taxes are recorded as an asset to the extent that management assesses the utilization of such assets to be more likely than not. When the future utilization of some portion of the deferred tax asset is determined not to be more likely than not, a valuation allowance is provided to reduce the recorded deferred tax asset. As of December 31, 2010 and December 31, 2009, the Company had recorded a full valuation allowance for its net deferred tax asset.

Comprehensive Income (Loss)

The Company has elected to report comprehensive income (loss) in the consolidated statements of stockholders’ equity.  Comprehensive income (loss) is composed of net income (loss) and all changes to stockholders’ equity, except those due to investments by stockholders, changes in additional paid-in-capital and distributions to stockholders. For the years ended December 31, 2010 and 2009, there were no differences between net loss and comprehensive loss.

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents consist of cash on hand and demand deposits with financial institutions. At times, the Company maintains deposits in financial institutions in excess of federally insured limits. Management monitors the soundness of the financial institutions and believes the Company’s risk is negligible. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted cash

Restricted cash at December 31, 2009 was cash held in escrow by Amegy Bank from the sale of certain Infinity-Texas assets.

Asset Retirement Obligations

The Company records estimated future asset retirement obligations pursuant to the provisions of ASC 410 (formerly SFAS No. 143, Accounting for Asset Retirement Obligations.)  ASC 410 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred with a corresponding increase in the carrying amount of the related long-lived asset. Subsequent to initial measurement, the asset retirement liability is required to be accreted each period to present value. The Company’s asset retirement obligations consist of costs related to the plugging of wells, the removal of facilities and equipment, and site restoration on oil and gas properties.  Capitalized costs are depleted as a component of the full cost pool using the units of production method.  The following table summarizes the activity for the Company’s asset retirement obligations at December 31, 2010 and 2009:

	2010	2009

Asset retirement obligations at beginning of period	$1,082,544	$994,568
Accretion expense	95,894	87,976
Liabilities incurred	-	-
Liabilities settled	-	-
Liabilities settled through sale of assets	-	-
Revisions of estimates	-	-
Asset retirement obligations at end of period	1,178,438	1,082,544
Less: current portion of asset retirement obligations	(432,027)	(432,027)
Asset retirement obligations, less current portion	$746,411	$650,517

Capitalized Interest and Debt Discount Amortization

The Company capitalizes interest costs and debt discount amortization to oil and gas properties on expenditures made in connection with exploration and development projects that are not subject to current depletion. Such costs are capitalized only for the period that activities are in progress to bring these projects to their intended use. Interest costs and debt discount amortization capitalized for the years ended December 31, 2010 and 2009 was $206,758 and $102,952, respectively.

Intangible Assets

The Company capitalizes amortization of loan costs to oil and gas properties on expenditures made in connection with exploration and development projects that are not subject to current depletion.  Amortization of loan costs is capitalized only for the period that activities are in progress to bring these projects to their intended use. Total loan cost capitalized for the years ended December 31, 2010 and 2009 was $0.

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Fair Value of Financial Instruments

The carrying values of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities represent the estimated fair value due to the short-term nature of the accounts.

The carrying value of the Company’s debt under its Revolving Credit Facility represents its estimated fair value due to its short-term nature, its adjustable rate of interest and associated fees and expenses.

The estimated fair value of the Company’s non-current derivative liabilities, all of which relate to warrants, is estimated using various models and assumptions related to the term of the instruments, estimated volatility of the price of the Company’s common stock and interest rates, among other items (ASC 820, Fair Value Measurements ("ASC 820") fair value hierarchy level 2).  As defined in ASC 820, fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable.  The Company classifies fair value balances based upon observability of those inputs.  ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement), pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable and are valued using models or other valuation methodologies (level 2), and the lowest priority to unobservable inputs (level 3 measurement).

Items measured at fair value on a nonrecurring basis:

Subordinated Note Payable: The initial fair value of the Company’s Subordinated Note Payable was based on a discounted cash flow model utilizing the Company’s estimate of a market rate of interest to obtain similar financing.  The Company estimated the market rate of interest through a review of other companies, financial information and disclosures with similar credit risk and operations in the oil and gas industry.  As the inputs that significantly impacted this valuation were unobservable, such valuation of the initial Subordinated Note Payable and related discount is classified as a Level 3 fair value measurement.

Revenue Sharing Agreements: The Company estimated the fair value of the Revenue Sharing Arrangements issued to employees, directors, contractors and Off-Shore based on i) an evaluation of the difference between the stated interest rate of the Subordinated Note Payable and the estimated market effective rate discussed above, and ii) a historical analysis of compensation issued to employees and directors.  As the inputs that significantly impacted this valuation were unobservable, such valuation of the Revenue Sharing Agreements is classified as a Level 3 fair value measurement.

Net Income (Loss) Per Share

Pursuant to FASB ASC Topic 260, Earnings Per Share , basic net income (loss) per share is computed by dividing the net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) attributable to common shareholders by the weighted-average number of common and common equivalent shares outstanding during the period. Common share equivalents included in the diluted computation represent shares issuable upon assumed exercise of stock options and warrants using the treasury stock and “if converted” method. For periods in which net losses are incurred, weighted average shares outstanding is the same for basic and diluted loss per share calculations, as the inclusion of common share equivalents would have an anti-dilutive effect.

For the year ended December 31, 2010, 903,500 options and 880,000 warrants to purchase common stock were excluded from the calculation of diluted net loss per share because they were anti-dilutive. For the year ended December 31, 2009, 1,152,700 options and 5,829,726 warrants to purchase common stock were excluded from the calculation of diluted net loss per share because they were anti-dilutive.

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Foreign Currency

The United States dollar is the functional currency for the Company’s operations.  Although the Company’s acquisition and exploration activities have been conducted in Nicaragua, a significant portion of the payments incurred for exploration activities are denominated in United States dollars.  The Company expects that a significant portion of its required and discretionary expenditures in the foreseeable future will also be denominated in United States dollars.  Any foreign currency gains and losses are included in the consolidated results of operations in the period in which they occur.  The Company does not have any cash accounts denominated in foreign currencies.

Recent Accounting Pronouncements

In December 2009, the Company adopted revised oil and gas reserve estimation and disclosure requirements. The primary impact of the new disclosures is to conform the definition of proved reserves with the SEC Modernization of Oil and Gas Reporting rules, which were issued by the SEC at the end of 2008. The accounting standards update revised the definition of proved oil and gas reserves to require that the average, first-day-of-the-month price during the 12-month period before the end of the year rather than the year-end price, must be used when estimating whether reserve quantities are economical to produce. This same 12-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. The rules also allow for the use of reliable technology to estimate proved oil and gas reserves if those technologies have been demonstrated to result in reliable conclusions about reserve volumes. The unaudited supplemental information on oil and gas exploration and production activities for 2010 and 2009 has been presented in accordance with the new reserve estimation and disclosure rules, which may not be applied retrospectively.  The adoption of the new rule did not have a significant impact on the Company as we did not have any proved reserves at December 31, 2009 and 2010.  Disclosures by geographic area include the United States and Central America, which consists of our interests in Nicaragua.

Note 2 — Debt

Debt consists of the following:
	As of
	December 31, 2010	December 31, 2009

Revolving Credit Facility	$10,242,956	$10,010,494
Subordinated Note Payable, net of discount	918,958	613,575
Less current portion	(10,242,956)	(10,010,494)
Long-term debt	$918,958	$613,575

Revolving Credit Facility

On January 10, 2007, the Company entered into a reserve-based revolving credit facility (the “Revolving Credit Facility”) with Amegy. Under the related loan agreement (the “Loan Agreement”) between Infinity, Infinity-Texas and Infinity-Wyoming (each wholly-owned subsidiaries of the Company and together, the “Guarantors”) and Amegy, Infinity could borrow, repay and re-borrow on a revolving basis up to the aggregate sums permitted under the borrowing base, $22,000,000.  Such amount was reduced to $10,500,000 effective as of August 10, 2007, and then reduced to $3,806,000 effective as of March 26, 2008 and finally reduced to $2,900,000 on December 4, 2009. The Revolving Credit Facility had an initial term of two years. Amounts borrowed bear interest 5.5% at December 31, 2010 and 2009. Interest payments were due on a monthly basis, and principal payments may be required to meet a borrowing base deficiency or monthly borrowing commitment reductions. The borrowing base under the Revolving Credit Facility and the applicable interest rate was subject to adjustment at least once every three months. Amounts borrowed under the Revolving Credit Facility are collateralized by substantially all of the assets of Infinity and its subsidiaries and are guaranteed by Infinity’s subsidiaries. The Revolving Credit Facility contains certain standard continuing covenants and agreements and requires the Company to maintain certain financial ratios and thresholds.

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

On August 31, 2007, the Company entered into a Forbearance Agreement, effective as of August 10, 2007, under the Loan Agreement among the Company, the Guarantors, and Amegy. The Forbearance Agreement related to the breach by the Company and Guarantors of: (i) the “Interest Coverage Ratio” set forth in Section 8(a) of the Loan Agreement; (ii) the “Funded Debt to EBITDA Ratio” set forth in Section 8(d) of the Loan Agreement and (iii) the requirement to deliver certain lien releases under Section 9 of the Loan Agreement.  The Company entered into the Second Forbearance Agreement, under the Revolving Credit Facility as a result of the Company’s failure to meet substantially all financial and certain other covenants during certain periods of 2007.  The Company entered into the Third Forbearance Agreement, effective October 16, 2008 under the Revolving Credit Facility as a result of the Company’s failure to meet substantially all financial and certain other covenants during certain periods of 2008.  Under this agreement, the borrowing base remained at $3,806,000, with a resulting borrowing base deficiency of $6,104,000. The borrowing base was not subject to redetermination by Amegy during the Forbearance Period.  Under this agreement, Amegy agreed to forebear from exercising any remedies under the Loan Agreement and related loan documents and to waive the Existing Defaults for the forbearance period commencing as of June 1, 2008 and continuing through May 31, 2009.  In connection with the Third Forbearance Agreement, the term of the Loan Agreement and related note was extended until May 31, 2009.

Effective as of December 4, 2009 the Company entered into a Fourth Forbearance Agreement under the Loan Agreement.  This agreement relates to the breach by the Company and Guarantors of (i) substantially all financial covenants set forth in Section 8 of the Loan Agreement and (ii) certain covenants set forth in Section 7 of the Loan Agreement (the “Existing Defaults”). Under this agreement, the borrowing base was reduced to $2,900,000 with a resulting borrowing base deficiency of $8,003,468. The borrowing base was not subject to redetermination by Amegy during the Forbearance Period (as defined below). The borrowing base deficiency must be cured by the end of the Forbearance Period through the sale of assets, refinancing of the loan, or some other means of raising capital.  Under this Agreement, Amegy agreed to forebear from exercising any remedies under the Loan Agreement and related loan documents and to waive the Existing Defaults for the forbearance period commencing as of June 1, 2008 and continuing through January 31, 2010, unless otherwise extended or earlier terminated by Amegy due to a further default under the Agreement.  In connection with the Fourth Forbearance Agreement, the term of the Loan Agreement and related note was extended until January 31, 2010.

During the Forbearance Period, the interest rate will continue at the stated rate plus the applicable margin, which is 5.5% at December 31, 2010 and 2009 as set forth under the revolving note, and certain operating and financial limitations remain in place. Certain officers of the Company were required to exercise stock options for 550,000 shares, with the $209,000 of proceeds allowed to be used by the Company for general and administrative expenses without restriction.  These options were exercised on October 21, 2008. In addition, Amegy agreed, upon the request of the Company, to issue one or more letters of credit in an amount not to exceed $850,000 as security for the Company’s obligations with respect to the Nicaragua Concessions (as defined in Note 7).

Effective as of February 16, 2011 the Company entered into a Fifth Forbearance Agreement under the Loan Agreement.  This agreement relates to the breach by the Company and Guarantors of (i) substantially all financial covenants set forth in Section 8 of the Loan Agreement and (ii) certain covenants set forth in Section 7 of the Loan Agreement (the “Existing Defaults”). Under this agreement, the borrowing base was not reduced.  The borrowing base shall not be subject to redetermination by Amegy during the Forbearance Period (as defined below). The borrowing base deficiency must be cured by the end of the Forbearance Period through the sale of assets, refinancing of the loan, or some other means of raising capital.  Under this Agreement, Amegy agrees to forebear from exercising any remedies under the Loan Agreement and related loan documents and to waive the Existing Defaults for the forbearance period commencing as of January 31, 2010 and continuing through December 31, 2011, unless otherwise extended or earlier terminated by Amegy due to a further default under the Agreement.  In connection with the Fifth Forbearance Agreement, the term of the Loan Agreement and related note was extended until December 31, 2011.

During the Forbearance Period, the interest rate will continue at the stated rate plus the applicable margin, which is 5.5% at December 31, 2010 and 2009 as set forth under the revolving note, and certain operating and financial limitations remain in place.  In addition, Amegy agrees, upon the request of the Company, to issue one or more letters of credit in an amount not to exceed $850,000 as security for the Company’s obligations with respect to the Nicaragua Concessions (as defined in Note 7).

Additional Forbearance period advances of $1,050,000 were approved with an interest rate of prime plus 2% and the personal guarantee of the Company CEO for up to $500,000 of the advances.  At December 31, 2010, $232,462 of the advances were personally guaranteed by the Company’s CEO.  No additional compensation was granted for the personal guarantee.  As of December 31, 2010 advances of $454,053 had been made with remaining advances of $595,947 available for 2011.  In 2011, Infinity granted Amegy a warrant to purchase 931,561 shares of the Company’s common stock at an exercise price of $5.01 per share during a ten-year period following the issuance of the warrant.

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

The Fourth Forbearance Agreement allowed the Company to award up to an additional 4% revenue sharing agreement for services of outside consultants, officers and directors.

The Company intends to market and sell all remaining assets of Infinity-Wyoming and Infinity-Texas and to apply the net sales proceeds to payment of the revolving note.

All cash receipts of the Company are deposited in a lockbox held by Amegy as restricted cash.  All cash disbursements must be approved by Amegy.

The Company also agreed to pay Amegy a monthly forbearance/waiver fee of 1.0% of the average daily outstanding principal balance of the revolving note until January 31, 2010.  If any cash equity contributions to the Company are used to pay monthly interest due under the agreement, Amegy agrees to credit the Company 300% of the amount of the equity contributions.

Should the Company fail to comply with the terms of the Fifth Forbearance Agreement, Amegy would be entitled to impose a default interest rate (prime plus 6.5%) or to declare an event of default, at which point the entire unpaid principal balance of the loan, together with all accrued and unpaid interest and other amounts then owing to Amegy would become immediately due and payable.  Amegy or other creditors may take action to enforce their rights with respect to outstanding obligations, and Infinity may be forced to liquidate.  Because substantially all of the Company’s assets are collateral under the Revolving Credit Facility, if Amegy declares an event of default, it would be entitled to foreclose on and take possession of the Company’s assets.

Infinity has accrued interest, forbearance and additional fees due in connection with the Forbearance Agreements of $5,488,416 and $3,797,112 as of December 31, 2010 and 2009, respectively.

Subordinated Note Payable

Effective March 5, 2009, the Company entered into two contracts relating to the Company’s concessions in the Tyra and Perlas Blocks, offshore Nicaragua, (the “Concessions”) as awarded by the Republic of Nicaragua in 2003.  In addition, the Company has entered into a subordinated loan with Off-Shore Finance, LLC, a Nevada limited liability company (“Off-Shore”), in an aggregate amount of $1,275,000 which is released as the Company needs funds for the Concessions.  Amegy allowed the subordinated loans to be secured by the assets of the Company, subject to Amegy’s security interest.  The note bears interest at 6% and is due March 23, 2012.

Further, Amegy allowed the Company to grant a one percent revenue sharing interest with respect to the Concessions to Off-Shore to obtain the subordinated loan.

Debt Discount

In connection with the issuance of the Subordinated Note Payable discussed above, the Company recorded a debt discount, through a reduction to unproved properties, of $637,620 which was being amortized over the maturity of the Note utilizing the effective interest method. The Company capitalizes amortization of debt discount to oil and gas properties on expenditures made in connection with exploration and development projects that are not subject to current depletion. Amortization of debt discount was capitalized only for the period that activities are in progress to bring these projects to their intended use. Total debt discount amortized and included in interest expense during the years ended December 31, 2010 and 2009 was $36,678 (net of $146,758 capitalized to oil and gas properties) and $20,738 (net of $82,952 capitalized to oil and gas properties).

Notes Payable to Vendors

The Company has notes to certain vendors of $278,022 and has agreed to pay interest on certain payables aggregating $410,500 for both December 31, 2010 and 2009 bearing interest at 8% to 18%.  The total amount of interest accrued relating to these vendor notes for the years ending December 31, 2010 and 2009 was $89,129 and $25,292, respectively.  The notes are included in accounts payable and the interest is included in accrued interest.

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Note 3 — Stock Options

Effective January 1, 2006, the Company adopted ASC 718, Stock Compensation (formerly SFAS No. 123(R), Share-Based Payment), which requires companies to recognize compensation expense for share-based payments based on the estimated fair value of the awards. ASC 718 also requires tax benefits relating to the deductibility of increases in the value of equity instruments issued under share-based compensation arrangements that are not included in costs applicable to sales (“excess tax benefits”) to be presented as financing cash inflows in the statement of cash flows. Compensation cost is recognized based on the grant-date fair value for all share-based payments granted or modified subsequent to December 31, 2005, estimated in accordance with the provisions of ASC 718.

Options Under Employee Option Plans

In May 2006, the Company’s stockholders approved the 2006 Equity Incentive Plan (the “2006 Plan”), under which both incentive and non-statutory stock options may be granted to employees, officers, non-employee directors and consultants. An aggregate of 470,000 shares of the Company’s common stock are reserved for issuance under the 2006 Plan. Options granted under the 2006 Plan allow for the purchase of common stock at prices not less than the fair market value of such stock at the date of grant, become exercisable immediately or as directed by the Company’s Board of Directors and generally expire ten years after the date of grant. The Company also has other equity incentive plans with terms similar to the 2006 Plan. As of December 31, 2010, 148,463 shares were available for future grants under all plans.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the expected term of the option award, expected stock price volatility and expected dividends. These estimates involve inherent uncertainties and the application of management judgment. For purposes of estimating the expected term of options granted, the Company aggregates option recipients into groups that have similar option exercise behavioral traits. Expected volatilities used in the valuation model are based on the expected volatility that would be used by an independent market participant in the valuation of certain of the Company’s warrants. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.  The Company’s forfeiture rate assumption used in determining its stock-based compensation expense is estimated based on historical data and have varied during the years ended December, 2010 and 2009. The actual forfeiture rate could differ from these estimates. The following table summarizes the inputs used in the calculation of fair value of options granted during the year ended December, 2009 (none in 2010):

Years Ended
December 31,
2009
Expected term (in years)	4.5 – 5.0
Expected stock price volatility	83.5 - 85.9%
Expected dividends	-
Risk-free rate	1.65 - 2.75%

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

The following table summarizes stock option activity as of and for the years ended December 31, 2010 and 2009:

		Weighted Average	Weighted Average	Aggregate
		Exercise	Remaining	Intrinsic
	Number of Options	Price Per Share	Contractual Term	Value
Outstanding at January 1, 2009	870,000	$5.29
Granted	622,700
Forfeited or expired	(340,000)
Outstanding and exercisable at December 31, 2009	1,152,700	$2.34	6.9 years	$576,350
Exercised in July 2010	(249,200)
Outstanding and exercisable at December 31, 2010	903,500	$2.92	5.8 years	$-

The weighted-average grant-date fair value of options granted during the year ended December 31, 2009 was $0.19. During the year ended December 31, 2009, the Company recognized compensation expense of $118,491 (none in 2010). The Company did not recognize a tax benefit related to the stock-based compensation recognized during the year ended December 31, 2009, as the Company has a fully reserved deferred tax asset. There was no unrecognized compensation cost as of December 31, 2010 or 2009 related to unvested stock and stock options.

In July 2010 $64,792 of stock options were exercised by the CEO in exchange for part of his unpaid accrued salary.

Note 4 — Derivative Instruments

Commodity Derivatives

As of December 31, 2010 and 2009, the Company had no oil and natural gas derivative arrangements outstanding.

Other Derivatives

As discussed below, during 2005 and 2006, the Company issued Notes and Warrants. Under the provisions of ASC 815 and ASC 815-40 the Company bifurcated the conversion option associated with the Notes and accounted for it and the Warrants as derivatives. During the years ended December 31, 2010 and 2009, the Company recognized other income (expense) of $1,335,065 and $(1,317,526), respectively, related to the change in the fair value of the Warrants.

The Company had a senior secured notes facility (the “Senior Secured Notes Facility”) with a group of lenders (collectively, the “Buyers”), under which the Company sold, and the Buyers purchased, on four separate occasions, an aggregate of $53 million principal amount of senior secured notes (the “Notes”) and five-year warrants to purchase an aggregate 5,829,726 shares of the Company’s common stock at an exercise price of $5.00 per share (the “Warrants”). The Notes were repaid in December 2006.  The warrants expire as follows:

January 13, 2010	3,299,470
September 7, 2010	1,045,110
December 9, 2010	605,146
March 17, 2011	880,000

All of the above warrants expired unexercised on their respective expiration dates.

Note 5 — Supplemental Oil and Gas Information

Estimated Proved Oil and Gas Reserves (Unaudited)

As of December 31, 2010, 2009, and 2008, the Company had no proved reserves.  As such, there are no estimates of proved reserves to disclose, nor standardized measure of discounted future net cash flows relating to proved reserves.

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Costs Incurred in Oil and Gas Activities

Costs incurred in connection with the Company’s oil and gas acquisition, exploration and development activities are shown below.
	December 31,	December 31,
	2010	2009
Property acquisition costs
Proved	$	$
Unproved	510,811	680,738
Total property acquisition costs	510,811	680,738
Development costs
Exploration costs		-
Total costs	$510,811	$680,738

Aggregate capitalized costs relating to the Company’s oil and gas producing activities, and related accumulated depreciation, depletion, amortization and ceiling write-downs are as follows:
	December 31,	December 31,
	2010	2009

Proved oil and gas properties	$-	$-
Unproved oil and gas properties	3,112,733	2,167,653
Total	3,112,733	2,167,653
Less accumulated depreciation, depletion, amortization and ceiling write-downs	-	-
Net capitalized costs	$3,112,733	$2,167,653

Costs Not Being Amortized

Oil and gas property costs not being amortized at December 31, 2010, by year that the costs were incurred are as follows:

Year Ended December 31,
2010	$945,080
2009	997,546
Prior	1,170,107
Total costs not being amortized	$3,112,733

The above unevaluated costs relate to the Company’s approximate 1,400,000 acre concessions offshore Nicaragua.

The Company anticipates that these unproved costs in the table above will be reclassified to proved costs within the next five years.

In January 2008, the Company completed the sale of essentially all of its producing oil and gas properties in Colorado and Wyoming, along with 80% of the working interest owned by the Company in undeveloped leaseholds in Routt County, Colorado and Sweetwater County, Wyoming to Forest.  The transaction resulted in the sale of proved reserves of 1,405,209 Mcf of natural gas (all of which was proved developed) and 569,591 barrels of crude oil of the Company’s proved reserve quantities.

For the year ended December 31, 2008, the remaining value of the Infinity-Texas and Infinity-Wyoming properties were determined to be uneconomical to operate and as such the reserves were written down to zero as the Company focused solely on the development of the Nicaraguan concessions.

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Note 6 — Income Taxes

The provision for income taxes consists of the following:
	For the Years Ended
	December 31,
	2010	2009
	(in thousands)
Current income tax expense	$-	$-
Deferred income tax benefit	(1,892)	(2,066)
Change in valuation allowance	1,892	2,066
Total income tax benefit	$-	$-

The effective income tax rate varies from the statutory federal income tax rate as follows:

	For the Years Ended
	December 31,
	2010	2009
Federal income tax rate	34.0%	34.0%
State income tax rate	4.1	2.4
Other	12.0	(6.7)
Change in valuation allowance	(50.1)	(29.7)
Effective tax rate	-%	-%

The significant temporary differences and carry-forwards and their related deferred tax asset (liability) and deferred tax asset valuation allowance balances are as follows:
	For the Years Ended
	December 31,
	2010	2009
	(in thousands)
Deferred tax assets
Accruals and other	$1,075	$959
Property and equipment	3,049	3,210
Alternative minimum tax credit carry-forward	405	405
Statutory depletion carry-forward	1,599	1,599
Net operating loss carry-forward	29,231	27,295
Gross deferred tax assets	35,359	33,468
Less valuation allowance	(35,359)	(33,468)
Deferred tax asset	$-	$-

For income tax purposes, the Company has net operating loss carry-forwards of approximately $79,000,000, which expire from 2025 through 2027. The Company has provided for a full valuation allowance due to the uncertainty of realizing the tax benefits from its net deferred tax asset.

During the years ended December 31, 2010 and 2009, the Company realized certain tax benefits related to stock option plans in the amounts of $0 and $45,000, respectively. Such benefits were recorded as a deferred tax asset as they increased the Company’s net operating losses and an increase in additional paid in capital. The recognition of the valuation allowance offset the impact of this benefit.

The Internal Revenue Code contains provisions under Section 382 which limit a company 's ability to utilize net operating loss carry-forwards in the event that it has experienced a more than 50% change in ownership over a three-year period.  Current estimates prepared by the Company indicate that no ownership changes have occurred, and are currently not subject to an annual limitation but may be further limited by additional ownership changes which may occur in the future

As discussed in Note 1, "Summary of Significant Accounting Policies," tax positions are evaluated in a two-step process. We first determine whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold, it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Management has identified no tax positions taken that would meet or exceed these thresholds and therefore there are no gross interest, penalties and unrecognized tax expense/benefits that are not expected to ultimately result in payment or receipt of cash in the consolidated financial statements.

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

The Company’s federal and state income tax returns are closed for examination purposes by relevant statute for 2006 and all prior tax years.

Note 7 — Commitments and Contingencies

The Company has no insurance coverage on its U.S domestic oil and gas properties.  The Company is currently not in compliance with Federal and State laws regarding the U.S. domestic oil and gas properties.  The Company’s known compliance issues relate to the Texas Railroad Commission regarding administrative filings and renewal permits.

Nicaragua Concessions

The significant terms and work commitments associated with the Company’s Nicaraguan concessions are summarized below.  Within 15 days of entering an exploration sub-period, the Company is required to provide an irrevocable guarantee (“Irrevocable Guarantee”) in favor of the Nicaraguan Ministry of Energy, payable in Nicaragua, in an amount equal to the estimated cost of such exploration sub-period, subject to an accumulated credit carry forward for the excess of work performed in the preceding exploration sub-period, as provided in the concession agreements.

Minimum Work Program – Perlas

Block Perlas – Exploration Minimum Work Commitment and Relinquishments
Exploration Period	Duration			Irrevocable
(6 Years)	(Years)	Work Commitment	Relinquishment	Guarantee
Sub-Period 1	2	- Environmental Impact Study	26km2	$443,100
		- Acquisition & interpretation of
		333km of new 2D seismic
		- Acquisition, processing & interpretation of
		667km of new 2D seismic (or equivalent in 3D)
Sub-Period 2	1	- Acquisition, processing & interpretation of	53km2	$1,356,227
Optional		200km2 of 3D seismic
Sub-Period 3	1	- Drilling of one exploration well to the	80km2	$10,220,168
Optional		Cretaceous or 3,500m, whichever is shallower
Sub-Period 4	2	- Drilling of one exploration well to the	All acreage except	$10,397,335
Optional		Cretaceous or 3,500m, whichever is shallower	areas with discoveries
		- Geochemical analysis

Minimum Work Program - Tyra

Block Tyra – Exploration Minimum Work Commitment and Relinquishments
Exploration Period	Duration			Irrevocable
(6 Years)	(Years)	Work Commitment	Relinquishment	Guarantee
Sub-Period 1	1.5	- Environmental Impact Study	26km2	$408,450
		- Acquisition & interpretation of
		667km of existing 2D seismic
		- Acquisition of 667km of new 2D seismic (or
		equivalent in 3D)
Sub-Period 2	0.5	- Processing & interpretation of the 667km 2D	40km2	$278,450
Optional		seismic (or equivalent in 3D) acquired in the
		previous sub-period
Sub-Period 3	2	- Acquisition, processing & interpretation of	160km2	$1,818,667
Optional		250km2 of new 3D seismic
Sub-Period 4	2	- Drilling of one exploration well to the	All acreage except	$10,418,667
Optional		Cretaceous or 3,500m, whichever is shallower	areas with discoveries
		- Geochemical analysis

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Contractual and Fiscal Terms

Training Program	US $50,000 per year, per block
Area Fee	Yr 1-3	$0.05/hectare
	Yr 4-7	$0.10/hectare
	Yr 8 fwd	$0.15/hectare
Royalties	Recovery Factor	Percentage
	0 – 1.5	5%
	1.5 – 3.0	10%
	>3.0	15%
Natural Gas Royalties	Market value at production	5%
Corporate Tax	Rate no higher than 30%
Social Contribution	3% of the net profit (1.5% for each autonomous region)
Investment Protection	ICSID arbitration
	OPIC insurance

The minimum payments required under the Nicaraguan concessions for 2011 is budgeted at approximately $208,000 of which $176, 454 has been incurred and paid through the date of this report.

Delivery Commitments

In June 2005, the Company entered into a long-term gas gathering contract for natural gas production from the Company’s properties in Erath County, Texas, under which the Company pays a gathering fee of $0.35 per Mcf gathered. The contract contains minimum delivery volume commitments through December 31, 2011 associated with firm transportation rights. As of December 31, 2010 and 2009, the Company has accrued approximately $1,916,250 for 2010 and $929,208 for 2009 as delivery commitment shortfalls under the contract.

Infinity is not in compliance with existing federal, state and local laws, rules and regulations for its domestic properties and this could have a material or significantly adverse effect upon the liquidity, capital expenditures, earnings or competitive position of Infinity.  For the year end December 31, 2008 the remaining value of the Infinity-Texas and Infinity-Wyoming were written down to zero as the Company focused solely on the development of the Nicaraguan concessions.  Management believes the estimate of the Company’s asset retirement obligations consisting of costs related to the plugging of wells, the removal of facilities and equipment, and site restoration on oil and gas properties would be sufficient to cover any noncompliance liabilities.  The Company no longer carries insurance on the domestic properties.

Revenue Sharing Commitments

On March 23, 2009, the Company entered into a Securities Purchase Agreement dated effective as of March 23, 2009, with Off-Shore, an accredited investor, to issue a subordinated secured promissory note in the aggregate principal amount of up to $1,275,000 and a one percent (1%) revenue sharing interest in the Company’s Concessions in the Tyra and Perlas Blocks.

Under the Revenue Sharing Agreement (the “Revenue Agreement”), Infinity assigned to Off-Shore a monthly payment (the “RSP”) equal to the revenue derived from one percent (1%) of 8/8ths of Infinity’s share of the hydrocarbons produced at the wellhead from the Concessions.  The RSP shall bear its proportionate share of all costs incurred to deliver the hydrocarbons to the point of sale to an unaffiliated purchaser, including its share of production, severance and similar taxes, and certain additional costs. The RSP shall be paid to Off-Shore by the last day of each month based on the revenue received by Infinity from the purchaser of the production during the previous month from the Concessions. The Revenue Agreement does not create any obligation for Infinity to maintain or develop the Concessions, and does not create any rights in the Concessions for Off-Shore. At any time within three (3) years from the date of the Revenue Agreement, Infinity shall have the right to redeem the RSP by paying Off-Shore an amount as follows:  (i) if during the first year of the Revenue Agreement, a sum equal to three (3) times the amount of investor funding by Off-Shore Finance, LLC to Infinity as of December 31, 2009 (the “Funding Amount”); (ii) if during the second year of the Revenue Agreement, a sum equal to five (5) times the Funding Amount; or (iii) if during the third year of the  Revenue Agreement, a sum equal to ten (10) times the Funding Amount.  Upon the redemption of the RSP by Infinity, the Revenue Agreement shall terminate.  As of December 31, 2010, the Company had not exercised its right to redeem.

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

On June 6, 2009 the Company entered into a Revenue Sharing Agreement with the officers and directors for services provided.  Infinity assigned to officers and directors a monthly payment (the “RSP”) equal to the revenue derived from one percent (1%) of 8/8ths of Infinity’s share of the hydrocarbons produced at the wellhead from the Concessions.  The RSP shall bear its proportionate share of all costs incurred to deliver the hydrocarbons to the point of sale to an unaffiliated purchaser, including its share of production, severance and similar taxes, and certain additional costs. The RSP shall be paid by the last day of each month based on the revenue received by Infinity from the purchaser of the production during the previous month from the Concessions. The Revenue Agreement does not create any obligation for Infinity to maintain or develop the Concessions, and does not create any rights in the Concessions for officers and directors.

On September 8, 2009 the Company entered into a Revenue Sharing Agreement with Jeff Roberts to assist the Company with its technical studies of gas and oil holdings in Nicaragua and managing and assisting in the Farmout . Infinity assigned to Jeff Roberts a monthly payment (the “RSP”) equal to the revenue derived from one percent (1%) of 8/8ths of Infinity’s share of the hydrocarbons produced at the wellhead from the Concessions.  The RSP shall bear its proportionate share of all costs incurred to deliver the hydrocarbons to the point of sale to an unaffiliated purchaser, including its share of production, severance and similar taxes, and certain additional costs. The RSP shall be paid to Jeff Roberts by the last day of each month based on the revenue received by Infinity from the purchaser of the production during the previous month from the Concessions. The Revenue Agreement does not create any obligation for Infinity to maintain or develop the Concessions, and does not create any rights in the Concessions for Jeff Roberts.

On September 8, 2009 the Company entered into a Revenue Sharing Agreement with Thompson Knight Global Energy Services (“Thompson Knight”) to assist the Company with its technical studies of gas and oil holdings in Nicaragua and managing and assisting in the Farmout.  Infinity assigned to Thompson Knight a monthly payment (the “RSP”) equal to the revenue derived from one percent (1%) of 8/8ths of Infinity’s share of the hydrocarbons produced at the wellhead from the Concessions.  The RSP shall bear its proportionate share of all costs incurred to deliver the hydrocarbons to the point of sale to an unaffiliated purchaser, including its share of production, severance and similar taxes, and certain additional costs. The RSP shall be paid to Thompson Knight by the last day of each month based on the revenue received by Infinity from the purchaser of the production during the previous month from the Concessions. The Revenue Agreement does not create any obligation for Infinity to maintain or develop the Concessions, and does not create any rights in the Concessions for Thompson Knight.

The Revenue Sharing Agreement of 1% were each valued at $637,620 using the same method as the 1% RSP assigned to Off-Shore as debt discount.   Of the aggregate $1,912,860 initially expensed in 2009 for the three 1% RSP’s (with an offset to unproved properties), $1,243,359 was recapitalized to unproved properties as such amounts were deemed to be representative of those amounts incurred for the acquisition and exploration of the Nicaraguan concessions.

Contingent Fees

In addition to the Revenue Sharing Agreement with Thompson Knight to assist the Company with its technical studies of gas and oil holdings in Nicaragua and managing and assisting in the Farmout the Company agreed to compensate Thompson Knight a success fee of 5% of the upfront cash fee paid to Infinity by a third party earning an interest in the Nicaragua asset up to $20 million and 10% of any amount exceeding the $20 million.  A 2% success fee would be paid to Thompson Knight of the remaining cash investment in subsequent years.  At such time the Company enters into an agreement with a partner on the Nicaragua Concession and the Company receives and collects up to $20,000,000 in upfront fees then officers Mr. Ross and Mr. Hutchins shall receive a bonus of 5% of the first $20,000,000 and 10% of any amount over $20,000,000 to be divided 50% to each officer.

INFINITY ENERGY RESOURCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Litigation

The Company is subject to numerous claims and legal actions in which vendors are claiming breach of contract due to the Company’s failure to pay amounts due.  The Company believes that it has made adequate provision for these claims in the accompanying balance sheets.

The Company is currently involved in the following material litigation:

(i) Exterran Energy Solutions, L.P. f/k/a Hanover Compression Limited Partnership, filed an action in the District Court of Erath County, Texas, number CV30512, on March 31, 2010 against Infinity Oil and Gas of Texas, Inc., Infinity Energy Resources, Inc., Longhorn Properties, LLC, and Forest Oil Corporation.  Exterran Energy Solutions, L.P. provided certain gas compressor and related equipment pursuant to a Gas Compressor/Production Equipment Master Rental & Servicing Agreement with Infinity dated January 3, 2005 in Erath County, Texas and is claiming breach of contract for failure to pay amounts due.

(ii) LDH Gas Development, L.P. filed an action in the District Court of Harris County, Texas, number 201030709, on May 14, 2010 against Infinity Oil and Gas of Texas, Inc.   In May 2005 LDH Gas Development, L.P. entered into a Gas Purchase Agreement with Infinity Oil and Gas of Texas, Inc. In the agreement, LDH agreed to purchase specified quantities of gas from leasehold interests held by Infinity that are located close to LDH’s Gathering System, and is claiming breach of gas purchase agreement for failure to meet minimum quantities of gas.

The above amounts are included in accounts payable and accrued interest as the Company does not dispute the amount payable.

Note 8 — Related Party Transactions

The corporate office was located in Denver, Colorado until November 2008 when the Denver office was closed.  The corporate office moved to the business office of the interim CFO of the Company.  The Company currently does not have any employees and the staff of the interim CFO provides the office services.  These services are billed at the CFO firm’s normal standard billing rate plus out-of-pocket expenses.  For the year ending 2010 the Company was billed $142,117 and for the year ended 2009 the Company was billed $175,990.  The amount due to the CFO’s firm for services provided was $323,929 for December 31, 2010 and $183,850 at December 13, 2009.

The Company has entered into a subordinated loan with Off-Shore in the aggregate amount of $1,275,000 for funds for the Concessions.  The managing partner of Off-Shore and the CFO are business partners in the firm which the Company uses for its corporate office.

The Company CEO has personally guaranteed up to $500,000 of the Forbearance advances from Amegy bank.

As of December 31, 2010 and 2009, the Company had accrued compensation to officers and directors of $508,708 and $337,500, respectively.

Note 9 — Subsequent Events

The Company entered into the Fifth Forbearance Agreement on February 16, 2011 as discussed in Note 2.  931,000 warrants at $5.01 per share were issued in connection with the agreement.

The Company has drawn an additional $478,192 since December 31, 2010 on the forbearance advance and has $117,755 available at May 10, 2011.

In February 2011, the Company issued 500,000 options to directors and management of the Company at an exercise price of $5.25 for a term of 10 years.  At the same time, the Company also issued 50,000 options to a partner of their outside law firm at the same exercise price and for the same term.